
MERCURY
GENERAL CORPORATION
2006 Annual Report


1962
Mercury Casualty Company opens for business
Diet Rite and Tab make their debut

From the Brady Bunch to the Sopranos, from Elvis Presley to Elvis Costello, from flower power to solar power and the 8-track to the iPod, the world keeps turning. Over the years, Mercury General Corporation has kept pace with the changing times, spreading its wings without ever losing its roots. The core principles that formed the foundation of the company more than 40 years ago have stood the test of time and remain as relevant today as they did in 1962. Fashions and fads have come and gone but, for those who depend on us, Mercury has been there, time and time again.

...the more they stay the same.

60s

1963 | Mercury installs IBM system with keypunch cards

Beach Boys *Surfin' USA* tops the charts

IN 1967, MERCURY RECEIVES AN A+ RATING BY A.M. BEST





S/. 2.50
AEREO
JOHN F. KENNEDY
1917 - 1963





1965 | Mercury posts its third consecutive year of premium growth

Boston Celtics win the NBA Championship

1964 | Mercury opens office in Orange County, CA

Mary Poppins drops in at box offices nationwide

getting in the groove!

The year was 1962. Camelot had enchanted the nation, four lads from Liverpool just wanted to hold our hand, John Glenn "hit a keyhole in the sky" and a new Chrysler sold for less than $3,000. That was also the first year that a small Los Angeles-based auto insurer opened its doors for business.

Skirts got shorter, sideburns got longer and there was more than the *Sound of Music* in the air. An enterprising man by the name of George Joseph set up shop as a newcomer in the auto insurance industry. It was called Mercury Casualty Company. Named after the "god of guidance, prudence, protection and good fortune," Mercury was said to anticipate the modern need for safe passage. And so it has.

With three employees and 90 agents, Mercury was founded on three guiding principles—service, security and savings. From day one, the company has offered customers affordable, competitive insurance rates, provided the highest level of service through a network of local, independent agents and brokers, and diligently managed risk through its own unique brand of underwriting processes and standards to produce steady, attractive returns to its shareholders. As timeless as a '67 Mustang, this doctrine is as fundamental to Mercury's business today as it was back then.





1967 | Mercury receives an A+ rating by A.M. Best

The Andy Griffith Show had the country whistling

1966 | Mercury extends operations into the San Fernando Valley

The Monkees' *I'm a Believer* was Billboard's top single


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Premiums Written

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From sit-ins to *Laugh-ins*, the 60s fostered radical new ideas for artistic expression in the midst of political and civil unrest. At a time when so little was certain, Mercury was fast becoming a beacon of constancy and security.

In 1964, Mercury opened its first satellite office in Orange County, California, a market that had been identified as one of the fastest growing counties in the U.S. Another office opening in San Diego, California, followed three years later and, in 1968, Mercury opened its first office outside of Southern California in San Jose. All the while, the company continued to build on its business in the sub-standard driver category, a segment that was outpacing the market as a whole. In its first year of eligibility, Mercury was awarded an A+ rating by A.M. Best Co., the nation's foremost insurance rating organization.



1968 | Mercury opens an office in San Jose, CA

Wide ties for men are in fashion

1969 | Mercury allows female staff to wear pantsuits

Neil Armstrong walks on the moon

60s

During 1968, the company established a holding company, which acquired the shares of Mercury Casualty Company, making it a wholly owned subsidiary of Mercury General Corporation. This new entity now had the freedom to explore attractive new areas of expansion and profitability.



1970 | Mercury writes $1 million in premiums in a single month

IBM introduces the "floppy disc"

1971 | Number of Mercury licensed agents increases to 467

Stanley Kubrick's *A Clockwork Orange* opens at theaters

1972 | Mercury sells its first homeowners policy

The TV show *M*A*S*H* begins its long run

Can you dig it?



8 STEREO 8

During an era of hot pants, bell bottoms and leisure suits, Mercury was trying on its own platforms for growth. Diana Ross had proclaimed *Ain't No Mountain High Enough* and Mercury was proving her right.

In the early 70s, Mercury enjoyed record highs in revenues and underwriting profits, writing $1 million in premiums in a single month in 1970 and over $2 million in one month in 1972. A gasoline shortage curtailed driving and accident frequency, but a greater number of smaller cars on the road led to more severe claims. Through *Good Times* and bad, Mercury was adhering to its tradition of disciplined underwriting techniques, which consistently yielded one of the highest annual underwriting profit margins in the automobile insurance industry, year after year.

As a nation came down with *Saturday Night Fever*, Mercury already knew how to hustle. The company's recent growth spurred a move in 1971 into more spacious and modern digs at 5900 Wilshire Boulevard in Los Angeles. This move represented both a practical and symbolic shift in the company's coming of age.

1973 | Mercury continues consecutive revenue increases

Airmail postage is 10 cents

1974 | Mercury opens the first Sacramento office

Everybody is doing *The Loco-Motion*



IN 1977, RECENTLY CREATED SUBSIDIARY MERCURY INSURANCE COMPANY WRITES ITS FIRST AUTO POLICY


1975
Cooper Blanton named "Insurance Person of the Year"
Warren Beatty stars in Shampoo


1976
Auto insurance rates were increased, providing more stability
Bostonians commemorate the Bicentennial with a 76-inch pancake


1977
Recently created subsidiary Mercury Insurance Company writes its first auto policy
Laverne and Shirley becomes top rated TV show


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Non-California Premiums

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1978 | Mercury establishes industry's first Special Investigations Unit (SIU)

Garfield the cartoon cat makes its first appearance

1979 | Mercury extends lunch periods on paydays

Mohammed Ali officially retires

70s


HAVE A NICE DAY!

In 1972, while *All in the Family* was bringing down the house, Mercury entered the homeowners insurance market, and made itself at home. That same year, the company set its sights on Northern California, and expanded into the San Francisco and Oakland metropolitan areas. Mercury's expanding network of independent agents soon became the envy of the industry, with an average volume per agent of $37,770—the highest in the business at that time.

The company completed a decentralization program in 1974, resulting in five full service offices throughout California. This represented another pillar of Mercury's operational strategy—standardized processes with localized service. In 1978, the same year that Leon Spinks stripped the great Ali of his title and J.R. Ewing became everyone's favorite villain, George Joseph bought back the company he had founded 16 years earlier, paying shareholders $28 per share.

By the end of the decade, America was captivated by a mysterious speaker box and three crime-fighting Angels. We had been lulled by the mellow sounds of James Taylor and Carol King and had been transported to a galaxy far, far away. Meanwhile, Mercury's solid financial performance continued to be *DY-NO-MITE!* As disco died out and people buried their pet rocks, Mercury had positioned itself for a new era and was "movin' on up."





1980 | Mercury's first radio ad

Fashion trends return to the "preppy" look



1981 | *Raiders of the Lost Ark* is top grossing film



1982 | Construction of Mercury's $8 million Brea site completed

Computers reach 1.5 million homes

80s

IN 1987, PIA NAMES GEORGE JOSEPH "COMPANY PERSON OF THE YEAR"


1983 | Thriller is named Album of the Year



1984 | *Dynasty* becomes number one prime time soap opera

LIKE, TOTALLY fer sure



The baby boomers of the 70s gave birth to the Gen-Xers of the 80s. This decade produced new inventions, like the Walkman, the compact disc, the remote control and Cable TV. It also brought another type of offering, the initial public offering of Mercury General Corporation. As the country became obsessed with a strange puzzle called the *Rubik's Cube*, Mercury, once again, became a publicly traded company.

Mercury General issued 2 million shares to the public at $19.00 per share [$4.75 per share in today's dollars after two stock splits that occured in the 1990s] and began trading over the counter on the Nasdaq exchange under the symbol MRCY. The deal was over-subscribed, raising approximately $35 million in capital. By 1985, Mercury had 550 employees and 517 independent licensed agencies throughout California. While break-dancing was knocking people off their feet and aerobic fanatics everywhere were feeling the burn, the company's premium volume had more than doubled from 1983 to reach nearly $155 million. Mercury had grown to become the largest agency writer of private passenger automobile insurance in California and was earning a reputation for its competitive edge. In January 1986, the Board of Directors declared an initial quarterly cash dividend of $0.05 per share, and has increased its dividend every year since.



1985 Mercury goes public at $19.00 a share [$4.75 per share in today's dollars after two stock splits that occurred in the 1990s]

Number of *Barbie* dolls sold surpasses U.S. population

1986 Mercury moves its headquarters to 4484 Wilshire Blvd., Los Angeles

Top NFL draft pick Bo Jackson chooses baseball

1987 PIA names George Joseph "Company Person of the Year"

Spuds Mackenzie, Max Headroom become new fads



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1988 | Mercury launches its Commercial Claims operations

GM launches "This is not your father's Oldsmobile" ad

1989 | Mercury becomes licensed in Georgia and Illinois

Nolan Ryan (42) records his 5,000th strikeout

80s



Live Aid was bringing the world together. *E.T.* was bringing the universe together. *The Cosby Show* brought families together, and Mercury was doing the same thing it had done for the last 23 years, bringing people and policies together.

In a 1986 *Los Angeles Times* survey of 18 L.A. insurance agencies, Mercury's rates were consistently among the lowest across four categories of coverage. At a time when its competitors were struggling or experiencing losses, Mercury continued its long history of operating profitability, focusing on its comprehensive underwriting procedures and pricing strategies to accommodate a wide range of risk—from sub-standard to ultra-preferred, and from urban areas to the "'burbs." In 1988, the passage of the controversial Proposition 103 in California mandated pre-approval of auto insurance rates, along with rebates to the state's policyholders. This issue would consume much of the company's time and energy for the next three years. Still, under the weight of uncertainty surrounding Prop. 103, the company continued to increase the amount of premiums written each year and preserve its operating profits.

The end of the decade brought one more important milestone—the beginning of the company's expansion into states outside of California. Georgia and Illinois became the first of many states to come. *Queen* had declared themselves "the Champions," *Prince* was "partying like it was 1999" and Mercury was quietly becoming "king of the road."













1990 Mercury works through Prop 103 issues

Ice Ice Baby tops the singles chart

1991 Mercury incorporates voice-mail at its offices

McDonald's introduces the *McLean* hamburger

1992 Mercury grows to 1,200 employees

Dan Quayle misspells *potato*


you had me at
"hello"

Known as the decade that brought on the demise of the Soviet Union, the 1990s were a time of searching—searching for the truth in the O.J. trial, searching for information on the World Wide Web, searching for answers in the death of Princess Di. While teenagers were getting their hands dirty with the "grunge" movement, Mercury was searching for new opportunities in a changing business environment.

Despite the disruption and challenges associated with Prop. 103, Mercury continued to achieve steady growth in its business, achieving record premium volume and earnings in 1990. The company reached a settlement with the California Department of Insurance (DOI) in 1992, resolving much of the uncertainty relating to Prop. 103 that had been hanging over the company.

With the rhythmic pulse of rap music beginning to break through mainstream rock and R&B, Mercury was putting its own spin on things. Several factors contributed to a significant improvement in the company's new business developments, starting with the addition of newly licensed agents from a company that decided to exit the California market. This brought Mercury's agency force to 815, reflecting its largest expansion to date. In addition, the company received approval from the DOI for its new package plan of automobile, homeowners and umbrella liability coverage. That same year, Mercury rolled out its Direct Repair Program (DRP), offering Southern California policyholders no-hassle inspections and repairs at authorized shops. The company topped off the year with a two-for-one stock split at $13.88 a share.





1994 | Mercury rolls out its proprietary STARFISH software

Forrest Gump compares life to a box of chocolates

1993 | Mercury offers home, auto and umbrella coverage

The Bodyguard is Album of the Year

90s

IN 1993, MERCURY OFFERS HOME, AUTO AND UMBRELLA COVERAGE



1995 Mercury issues first newspaper ad program

Toy Story raises the bar for animated features

1996 Mercury acquires American Fidelity Insurance Group

Computers outsell TVs

1997 The Wall Street Journal ranks Mercury number one

DVD players and digital cameras are a hit

While television viewers were making *Friends* and pondering the quirks of every day life with *Seinfeld*, Mercury was making important connections of its own. The company launched its proprietary STARFISH program in 1994, electronically linking its ever-expanding network of "front-line" agents with the company's central operations, increasing efficiencies in both the underwriting and claims process.



Mercury escaped the 1994 Northridge earthquake with minimal losses. The following year, Michael Curtius was named the company's President and Chief Operating Officer and Mercury launched its first ever advertising program, incorporating print ads in newspapers that featured specific rate comparisons. This was soon to be followed by



1999 | Mercury acquires Concord Insurance Services

Harry Potter books are the latest reading craze

1998 | Mercury issues first policy in Florida

Spice Girls and Backstreet Boys are top sellers


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Number of Agents/Brokers



radio and billboard campaigns and, like Tim Allen or Bart Simpson, Mercury was growing into a household name.

In an era of blockbuster movies, like *Jurassic Park* and *Independence Day*, the late 1990s brought *Titanic* achievements for Mercury. In October of 1996, the company's stock began trading on the NYSE under the symbol, MCY. One year later, the company hit the billion-dollar revenue mark. That was also the year that a new law in California began requiring proof of insurance for the registration of a motor vehicle. The company completed its first ever acquisition in December 1996 with the purchase of American Fidelity Insurance Group (which would later be renamed American Mercury Insurance), giving the company a presence in Oklahoma, Texas and Kansas. In 1998, the company established operations in Florida, the third largest auto insurance market in the U.S. In 1999, the company purchased a Texas insurance agency, Concord Insurance Services, which would further entrench Mercury's operations in the Texas market. As a generation continued to search for answers to profound questions about its history and its future, Mercury continued down its path, and knew exactly where it was going.



00s

2000 | Mercury kicks off "Trust Mercury" ad campaign

Energy drinks are all the rage





IN 2003, MERCURY COMPANY-WIDE WRITTEN PREMIUMS EXCEED $2.25 BILLION

2001 | Mercury enters New York and Virginia

Microsoft introduces the *X-Box*



2003 | Mercury companywide written premiums exceed $2.25 billion

MySpace becomes popular social networking web site

2002 | Mercury begins construction on new Rancho Cucamonga site

Poker is declared a sport?




MENU

THIS IS HOW WE ROLL

The start of a new millennium. Everything is real time, on demand. With hand-held devices like *Palm Pilots, BlackBerrys* and cell phones, people have the world in the palm of their hand. Voicemail, online chat rooms, text messaging, e-mail—these are today's most prevalent forms of communication. Sure, Mercury has kept pace with the modern world, but it has held fast to its core values, still believing some things were built to last.

While the world has gone from Hi-Fi to High-Def, Mercury has incorporated the latest technology to ensure its systems are as efficient and effective as ever. At the start of the century, the company converted its STARFISH software to the new "Quicksilver" program, offering agents greatly enhanced features and ease of use. As television viewers have become bombarded with reality-based programs that dare people to survive, promise *Extreme Makeovers* and turn amateur singers into the next *American Idol*,





2004 | Mercury accounts for 9% of California market

Lance Armstrong inspires the *LiveStrong* wristband

2005 | Mercury total assets exceed $4 billion

Tom Cruise jumps on Oprah's couch



2006 | Gabriel Tirador appointed President and CEO

From the "boob tube" to *youtube*

Mercury kicked off the "Trust Mercury" TV ad campaign in 2000 and demonstrated its own kind of star quality with 39 years of staying power.

In 2001, Mercury expanded into New York and Virginia. That year, the company also saw its homeowners business climb from one to five percent of its California premiums in just four years and, for the fifteenth year in a row, Mercury increased its per share dividend to investors. Meanwhile, the terms "Tivo" and "Google" became incorporated into the English language, as both nouns and verbs.

While no *Desperate Housewife* would ever admit her age, Mercury celebrated its 40th birthday in 2001 with a splash, unwrapping a new logo that embodied its past as well as its aspirations for the future. At the close of the year, total assets had surpassed the $2 billion milestone. Two years later, unprecedented wildfires ravaged parts of Southern California, calling upon Mercury's Rapid


American
Idol



00S



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Response Catastrophe Team to mobilize and assist policyholders with immediate financial support and temporary housing. Like it had done so many times before, Mercury answered the call and made good on its promise.

In 2004, the company opened for business in Arizona, Michigan, Nevada and Pennsylvania. The following year, the company began rolling out its NextGen computer systems to enable the company to enter new states more rapidly and to respond to legislative and regulatory changes more easily as the company continued to grow geographically. As Arnold Schwarzenegger was reelected California's governor, Mercury was still "terminating" its peers with competitive rates and superior service.

By the end of 2006, the company had nearly 5,000 employees, nearly the same number of independent agents and brokers throughout 13 states, net premiums of $3 billion and had declared an annual cash dividend of $1.92.

Mercury has become a leader in the auto insurance industry by sticking with what works —service, security, savings. This is Mercury's legacy—a legacy that began more than four decades ago, a legacy that will shape all of its tomorrows. Who knows what the next big trend will be or what modern miracles lie ahead. It's good to know that with Mercury...

the more things change, the more they stay the same.




Letter to the
Shareholders

Our 2006 results were mixed. Company wide, premiums written grew 3.2% and the combined ratio was 95% compared to 92.4% in 2005. Our California operations produced excellent underwriting results. Representing 74% of our 2006 premium volume, our California operations produced a combined ratio of 90.3% compared to 89.0% in 2005 and premiums written grew by 5.8%. Our non-California operations produced very poor and unacceptable underwriting results. Excluding catastrophes, non-California results produced a combined ratio of 108.3% in 2006 compared to 98.2% in 2005 and premiums written shrank by 3.5%.

The competitive environment for personal automobile insurance remained intense during 2006. The industry has experienced favorable underwriting results over the past several years which extended the duration of the soft market. This has led to unprecedented marketing expenditures, increased agent incentives, improved price segmentation, and in some markets price reductions by many of our competitors. Consequently, it has been a very difficult environment in which to grow. However, we believe that industry underwriting results may begin to deteriorate in 2007, which could lead to a hardening market later in 2007 or in 2008. We expect 2007 to continue to be a challenging environment for us to grow and our 2007 premium volume is likely to be relatively flat. California premiums are anticipated to grow in the low to mid-single digits, which will likely be offset by declining premiums in our non-California operations.

The slight increase in our California combined ratio was primarily due to an increase in recorded severity in the mid-single digits in our auto line and increased expenditures related to our technology initiatives. This was partially offset by slightly lower frequency, slightly higher average premiums per policy and improved homeowners results as compared to 2005. In addition, our California operations in 2005 benefited from favorable reserve development of $45 million compared to $15 million in 2006.

Our combined ratio of 108.3% for our non-California operations was primarily driven by our New Jersey and Florida results. The combined ratio was impacted by adverse loss development


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MGC CR
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*Industry CR is estimated in 2006

of $35 million in 2006. In New Jersey, we have been underwriting automobile insurance since the fall of 2003. This lack of operating history makes it difficult to determine ultimate losses for long tail coverages such as Bodily Injury and Personal Injury Protection. In the second quarter of 2006, we undertook an overall claims review, and based on the results of the claims review, we increased our ultimate losses for the Bodily Injury and Personal Injury Protection coverages for all accident years. In Florida, we settled a few large individual losses during 2006 and reevaluated our exposure to large losses, which resulted in an increase to our reserves on these claims.

Our primary focus in 2007 for our non-California states is to improve our underwriting results. We have taken steps both operationally and from a rate perspective to improve these results. These steps include a 4.6% rate increase filed in Florida and a revenue neutral rate filing in New Jersey that we believe will improve our profitability in these states. Both of these rate changes are scheduled to be implemented in the second quarter of 2007. We are also evaluating a potential overall rate increase in New Jersey. Additionally, as a continuing part of our standardization initiative, we have functionally aligned all of our claims operations nationally to report directly to California. We also are focused on tightening our underwriting procedures in many of our states. We expect the changes we have made outside of California to begin to generate better results for the company later in 2007 and into 2008.

Mercury continued the rollout of its NextGen system to New York and Florida during 2006 and it has now been implemented in three of our states. NextGen is Mercury's new proprietary back-end underwriting, claims, billing and commissions processing system. Our plan is to roll out NextGen to California in the second quarter of 2007 and the remaining states later in 2007 and in 2008. The feedback from our users has been very positive. Converting to the NextGen software will ultimately benefit Mercury by reducing expenses, facilitating our entry into new states and products, and allowing us to make changes to our systems much faster.




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Last year, we launched an Internet business initiative with the objective of developing web-based software to make it easier for our agents and customers to do business with us. The Internet business initiative includes many projects, including a new point-of-sale system. We completed many of the shorter term projects during 2006 and received favorable feedback from our agents. However, our new point-of-sale system, which we believe will have the biggest positive impact on the company, is expected to be rolled out to our first state late in 2007.

In late 2005, we embarked on a nationwide effort to standardize our procedures. During 2006, we determined that the most effective means to standardize our claims practices was to centralize our claims organization. Accordingly, effective January 1, 2007, we functionally aligned all of our claims operations nationally to report directly to California. We believe this structure will provide the company with more consistent claims handling while allowing our respective regional Vice Presidents to focus on underwriting, agent relations, marketing and product development.

As required by the court's injunction in the Krumme v. Mercury litigation, effective November 15, 2005, we began accepting applications from any California licensed broker. Although the volume of business received from these brokers was not material during 2006, we plan to petition the court to vacate the injunction in early 2007 as allowed by the court's injunction. We are not aware of any other company that is under such a requirement. We are sponsoring legislation that will provide that no insurer shall be required to do business with any broker.

During 2006, the California Department of Insurance (DOI) promulgated many new regulations, two of which the company is following very closely. The new territorial rating regulation effectively reduces the weight insurers can place on a person's residence when establishing automobile rates. There is a two year phase-in period for insurers to fully implement the new regulation. We believe, once fully implemented, the regulation will cause rates for urban drivers to decrease and those for non-urban drivers to increase, which likely will increase consumer shopping.

On April 3, 2007, a new regulation governing the approval of property and casualty rates in California will become effective. Among other things, the new regulation establishes a maximum allowable rate of return of just below 11% based on current interest rates. The practical impact of this regulation is unclear because the DOI has yet to promulgate input values for surplus standards by line, efficiency standards, and reserve ratios. In addition, the regulation allows for the DOI to grant a number of variances based on service, loss prevention, business mix, service to underserved communities, and other factors. If any insurer's rate increase is disapproved or reduced as a result of this regulation, we believe it is likely that the regulation will be challenged in the courts.

In the January 2007 special session of the Florida Legislature, a bill designed to improve the availability and affordability of property insurance was passed. Among the significant provisions is an "anti-cherry picking" provision requiring that all companies writing private passenger automobile policies in Florida also write homeowners polices in the state if they write homeowners polices in any other state. We are monitoring this law closely but currently cannot determine the practical impact of this law until the regulations are promulgated.

Our investment strategy, under the leadership of our Chief Investment Officer, Chris Graves, to shorten our duration a few years ago, has proven to be a good decision. Our portfolio duration at December 31, 2004 of 3.2 years was well positioned for the increase in rates during 2005 and 2006. As a result, after-tax investment income in 2006 was $2.33 per share, a 20.7% increase over 2005. Total investments at cost increased in value by $250 million to $3.4 billion.


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Stay Tuned

Our after-tax yield on investments for all of 2006 was 3.8%. During 2006, Chris began to lengthen the duration of our portfolio to 4.0 years to take advantage of our expectation that the period of rising interest rates has ended.

As we previously announced in a press release issued on November 6, 2006, the Board of Directors realigned the titles, duties and responsibilities among the two of us. George Joseph resigned as Chief Executive Officer, retaining the title of Chairman of the Board; Gabriel Tirador, formerly President and Chief Operating Officer, was elected President and Chief Executive Officer. Having worked together for over ten years, we expect this transition will be seamless. All of these changes became effective on January 1, 2007.

In 2007, Mercury's Board of Directors increased the quarterly dividend to $0.52 per share, an 8.3% increase over the quarterly dividend paid in 2006. Mercury's long-term financial performance has allowed us to increase our dividend every year since 1986, with a rate of increase averaging 20%. Further, since 1986, Mercury's shareholders have realized annualized returns, including dividends, of 14.6%. We hope you will be able to attend our annual meeting on May 9, 2007.

Respectfully submitted,

George Joseph,
Chairman of the Board

Gabriel Tirador,
President and Chief Executive Officer

Financial Highlights

All dollar figures in thousands, except per share data	2006	2005	2004	2003	2002
Earned premiums	**$ 2,997,023**	$ 2,847,333	$ 2,528,636	$ 2,145,047	$ 1,741,527
Combined ratio (GAAP Basis)	**95.0%**	92.4%	89.2%	94.0%	98.8%
Per share data					
Diluted net income	**$ 3.92**	$ 4.63	$ 5.24	$ 3.38	$ 1.21
Diluted net realized investment gains (losses)*	**$ 0.18**	$ 0.19	$ 0.30	$ 0.13	$ (0.84)
Dividends declared	**$ 1.92**	$ 1.72	$ 1.48	$ 1.32	$ 1.20
Book value	**$ 31.54**	$ 29.44	$ 26.77	$ 23.07	$ 20.21
Diluted average shares (000's)	**54,786**	54,717	54,633	54,547	54,502
Period-end shares (000's)	**54,670**	54,605	54,515	54,424	54,362
Total assets	**$ 4,301,062**	$ 4,050,868	$ 3,622,949	$ 3,167,839	$ 2,742,281
Total investments	**$ 3,499,738**	$ 3,242,712	$ 2,921,042	$ 2,539,514	$ 2,150,658
Shareholders' equity	**$ 1,724,130**	$ 1,607,837	$ 1,459,548	$ 1,255,503	$ 1,098,786
Return on average equity**	**12.3%**	15.8%	19.9%	15.0%	10.3%
Premiums to surplus ratio	**1.9 to 1**	2.0 to 1	1.9 to 1	1.9 to 1	1.8 to 1

*Net of income tax effect

**Excluding net realized investment gains (losses)

Ten Year Summary

All dollar figures in thousands, except per share data	**2006**	2005	2004	2003
Operating Results (GAAP Basis):				
Net premiums written	**$ 3,044,774**	$ 2,950,523	$ 2,646,704	$ 2,268,778
Increase in unearned premiums	**(47,751)**	(102,790)	(118,068)	(123,731)
Earned premiums	**2,997,023**	2,847,733	2,528,636	2,145,047
Losses and loss adjustment expenses	**2,021,646**	1,862,936	1,582,254	1,452,051
Underwriting expenses	**825,508**	769,116	673,838	564,609
Net investment income	**151,099**	122,582	109,681	104,520
Net realized investment gains (losses)	**15,436**	16,160	25,065	11,207
Other income	**5,185**	5,438	4,775	4,743
Interest expense	**9,180**	7,222	4,222	3,056
Income before income taxes	**312,409**	352,639	407,843	245,801
Income tax expense (benefit)	**97,592**	99,380	121,635	61,480
Net income	**$ 214,817**	$ 253,259	$ 286,208	$ 184,321
Net income per share (basic)	**$ 3.93**	$ 4.64	$ 5.25	$ 3.39
Net income per share (diluted)	**$ 3.92**	$ 4.63	$ 5.24	$ 3.38
Operating ratios				
Loss ratio	**67.5%**	65.4%	62.6%	67.7%
Expense ratio	**27.5%**	27.0%	26.6%	26.3%
Combined ratio	**95.0%**	92.4%	89.2%	94.0%
Investments:				
Total investments, at market value	**$ 3,499,738**	$ 3,242,712	$ 2,921,042	$ 2,539,514
Yield on average investments				
Before taxes	**4.5%**	4.0%	4.1%	4.5%
After taxes	**3.8%**	3.5%	3.6%	4.0%
Financial Condition:				
Total assets	**$ 4,301,062**	$ 4,050,868	$ 3,622,949	$ 3,167,839
Unpaid losses and loss adjustment expenses	**1,088,822**	1,022,603	900,744	797,927
Unearned premiums	**950,344**	902,567	799,679	681,745
Notes payable	**141,554**	143,540	137,024	139,489
Policyholders' surplus	**1,579,248**	1,487,574	1,361,072	1,169,427
Total shareholders' equity	**1,724,130**	1,607,837	1,459,548	1,255,503
Book value per share	**$ 31.54**	$ 29.44	$ 26.77	$ 23.07
Other Information:				
Return on average shareholders' equity	**12.3%**	15.8%	19.9%	15.0%
Average shares outstanding (in thousands)	**54,651**	54,566	54,471	54,402
Shares outstanding at year-end (in thousands)	**54,670**	54,605	54,515	54,424
Dividends per share	**$ 1.92**	$ 1.72	$ 1.48	$ 1.32
Price range (bids) of common stock	**$ 59.90-48.75**	$ 60.45-51.16	$ 60.26-46.29	$ 50.30-33.50

2002	2001	2000	1999	1998	1997
$ 1,865,046	$ 1,442,886	$ 1,272,447	$ 1,206,171	$ 1,144,051	$ 1,086,241
(123,519)	(62,325)	(23,188)	(17,864)	(22,467)	(54,961)
1,741,527	1,380,561	1,249,259	1,188,307	1,121,584	1,031,280
1,268,243	1,010,439	901,781	789,103	684,468	654,729
453,260	364,005	328,390	318,074	297,533	258,462
113,083	114,511	106,466	99,374	96,169	86,812
(70,412)	6,512	3,944	(11,929)	(1,340)	4,973
2,073	5,396	6,349	4,924	5,710	4,881
4,100	7,727	7,292	4,960	4,842	4,976
60,668	124,809	128,555	168,539	235,280	209,779
(5,437)	19,470	19,189	34,830	57,754	53,473
$ 66,105	$ 105,339	$ 109,366	$ 133,709	$ 177,526	$ 156,306
$ 1.22	$ 1.94	$ 2.02	$ 2.45	$ 3.23	$ 2.84
$ 1.21	$ 1.94	$ 2.02	$ 2.44	$ 3.21	$ 2.82
72.8%	73.2%	72.2%	66.5%	61.0%	63.5%
26.0%	26.4%	26.3%	26.8%	26.6%	25.1%
98.8%	99.6%	98.5%	93.3%	87.6%	88.6%
$ 2,150,658	$ 1,936,171	$ 1,794,961	$ 1,575,465	$ 1,590,645	$ 1,448,248
5.6%	6.3%	6.2%	6.2%	6.5%	6.9%
4.9%	5.4%	5.6%	5.6%	5.9%	6.2%
$ 2,742,281	$ 2,316,540	$ 2,142,263	$ 1,906,367	$ 1,877,025	$ 1,725,532
679,271	534,926	492,220	434,843	405,976	409,061
560,649	434,720	377,813	352,601	338,006	320,565
147,794	129,513	107,889	92,000	78,000	75,000
1,014,935	1,045,104	954,753	853,794	767,223	679,359
1,098,786	1,069,711	1,032,905	909,591	917,375	799,592
$ 20.21	$ 19.72	$ 19.08	$ 16.73	$ 16.80	$ 14.51
10.3%	9.6%	11.0%	15.5%	20.8%	21.2%
54,314	54,182	54,100	54,596	55,003	54,997
54,362	54,277	54,193	54,425	54,684	55,125
$ 1.20	$ 1.06	$ 0.96	$ 0.84	$ 0.70	$ 0.58
$ 51.15-37.25	$ 44.50-32.00	$ 44.88-21.06	$ 45.50-20.94	$ 69.44-33.25	$ 55.50-26.13


$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

20 Year Total Net Written Premiums

(in billions)


$2.00
$1.50
$1.00
$0.50
$0.00
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

20 Year Dividends

Management's Discussion and Analysis

Overview

Mercury General Corporation and its subsidiaries (collectively, the "Company") is headquartered in Los Angeles, California and operates primarily as a personal automobile insurer selling policies through a network of independent agents and brokers in thirteen states. The Company also offers homeowners insurance, mechanical breakdown insurance, commercial and dwelling fire insurance, umbrella insurance, commercial automobile and commercial property insurance. Private passenger automobile lines of insurance accounted for approximately 84% of the $3 billion of the Company's direct premiums written in 2006, with approximately 75% of the private passenger automobile premiums written in California.

This overview discusses some of the relevant factors that management considers in evaluating the Company's performance, prospects and risks. It is not all-inclusive and is meant to be read in conjunction with the entirety of management's discussion and analysis, the Company's consolidated financial statements and notes thereto and all other items contained within this Annual Report and in the Company's filings with the Securities and Exchange Commission ("SEC").

ECONOMIC AND INDUSTRY WIDE FACTORS

- Regulatory uncertainty – The insurance industry is subject to strict state regulation and oversight and is governed by the laws of each state in which each insurance company operates. State regulators generally have substantial power and authority over insurance companies including, in some states, approving rate changes and rating factors and establishing minimum capital and surplus requirements. In many states, insurance commissioners may emphasize different agendas or interpret existing regulations differently than previous commissioners. The Company has a successful track record of working with difficult regulations and new insurance commissioners. However, there is no certainty that current or future regulations, and the interpretation of those regulations by insurance commissioners and the courts will not have an adverse impact on the Company.
- Cost uncertainty – Because insurance companies pay claims after premiums are collected, the ultimate cost of an insurance policy is not known until well after the policy revenues are earned. Consequently, significant assumptions are made when establishing insurance rates and loss reserves. While insurance companies use sophisticated models and experienced actuaries to assist in setting rates and establishing loss reserves, there can be no assurance that current rates or current reserve estimates will be adequate. Furthermore, there can be no assurance that insurance regulators will approve rate increases when the Company's actuarial analysis shows that they are needed.
- Inflation – The largest cost component for automobile insurers are losses which include medical costs, replacement automobile parts and labor repair costs. There has recently been significant variation in the overall increases in medical cost inflation and it is often a year or more after the respective fiscal period ends before sufficient claims have closed for the inflation rate to be known with a reasonable degree of certainty. Therefore, it can be difficult to establish reserves and set premium rates, particularly when actual inflation rates are higher or lower than anticipated. The Company currently estimates low to mid single digit inflation rates on bodily injury coverages for its major California personal automobile lines for the 2006 accident year. The inflation rate for this accident year is the most difficult to estimate because there remain many open claims. Should actual inflation be higher, the Company could be under-reserved for its losses and profit margins would be lower.
- Loss Frequency – Another component of overall loss costs is loss frequency, which is the number of claims per risks insured. There has been a long-term trend of declining loss frequency in the personal automobile insurance industry, which has benefited the industry as a whole. However, it is unknown if loss frequency in the future will continue to decline, remain flat or increase.
- Underwriting Cycle and Competition – The property and casualty insurance industry is highly cyclical, with periods of rising premium rates and shortages of underwriting capacity ("hard market") followed by periods of substantial price competition and excess capacity ("soft market"). The Company has historically seen premium growth in excess of 20% during hard markets, whereas premium growth rates during soft markets have historically been in the single digits. Many of the Company's major competitors reported very good operating results in 2004 through 2006. This typically signals a softening in the market, and consequently, the Company experienced a decline in the rate of premium growth during 2006.

Management's Discussion and Analysis

REVENUES, INCOME AND CASH GENERATION

The Company generates its revenues through the sale of insurance policies, primarily covering personal automobiles and homeowners. These policies are sold through independent agents and brokers who receive a commission on average of 17% of net premiums written for selling and servicing the policies.

The Company believes that it has a thorough underwriting process that gives the Company an advantage over its competitors. The Company views its agent relationships and underwriting process as one of its primary competitive advantages because it allows the Company to charge lower prices yet realize better margins than many of its competitors.

The Company also generates revenue from its investment portfolio, which was approximately $3.5 billion at the end of 2006. This investment portfolio generated approximately $151 million in pre-tax investment income during 2006. The portfolio is managed by Company personnel with a view towards maximizing after-tax yields and limiting interest rate and credit risk.

The Company's operating results and growth have allowed it to consistently generate positive cash flow from operations, which was approximately $362 million in 2006. The Company's cash flow from operations has exceeded $100 million every year since 1994 and has been positive for over 20 years. Cash flow from operations has been used to pay shareholder dividends and to help support growth.

OPPORTUNITIES, CHALLENGES AND RISKS

The Company currently underwrites personal automobile insurance in thirteen states: Arizona, California, Florida, Georgia, Illinois, Michigan, Nevada, New Jersey, New York, Oklahoma, Pennsylvania, Texas and Virginia. The Company expects to continue its growth by expanding into new states in future years with the objective of achieving greater geographic diversification, so that non-California premiums eventually account for as much as half of the Company's total premiums.

There are, however, challenges and risks involved in entering each new state, including establishing adequate rates without any operating history in the state, working with a new regulatory regime, hiring and training competent personnel, building adequate systems and finding qualified agents to represent the Company. The Company does not expect to enter into any new states until its NextGen computer system is successfully implemented in the majority of its existing states, which is expected to occur in 2008. See "Technology."

The Company is also subject to risks inherent in its business, which include but are not limited to the following:

- A catastrophe, such as a major wildfire, earthquake or hurricane, can cause a significant amount of loss to the Company in a very short period of time.
- A major regulatory change could make it more difficult for the Company to generate new business or reduce the profitability of the Company's existing business.
- A sharp upward increase in market interest rates or a downturn in securities markets could cause a significant loss in the value of the Company's investment portfolio.

To the extent it is within the Company's control, the Company seeks to manage these risks in order to mitigate the effect that major events would have on the Company's financial position.

TECHNOLOGY

The Company is currently implementing a Next Generation ("NextGen") computer system to replace its existing underwriting, billings, claims and commissions legacy systems that currently reside on Hewlett Packard 3000 mainframe computers. The NextGen system is designed to be a multi-state, multi-line system that is expected to enable the Company to enter new states more rapidly, as well as respond to legislative and regulatory changes more easily than the Company's current systems. The NextGen system is initially being deployed for the personal automobile line of business and has been successfully implemented in Virginia, New York, and Florida. The Company expects to implement NextGen in California in 2007 and the majority of its other states by the end of 2008.

During 2006, the Company embarked on another major information technology project, Internet Business Strategy ("IBS"). IBS is mainly comprised of three key areas: Agent Facing Applications, Service Oriented Architecture, and Customer Facing Applications. IBS will provide the Company's agents and brokers with an improved ability to access documents and forms and to perform transactions relevant to writing and maintaining their book of business through the Agent Portal, a single entry point to the Company's suite of agency applications. For customers and potential customers, IBS will provide the ability to obtain a quote and offer self-services such as paying bills and reporting claims through the internet. The Service Oriented Architecture will allow for rapid changes and enhancements to the system to accommodate future business needs. IBS is planned to be rolled out by phases starting in late 2007.

NextGen and IBS are expected to play a key role in the Company's future success. As with any large scale technology implementation, risks associated with system implementation exist that could significantly impact the operations of the Company and increase the expected costs of the project. Management has expended planning and development efforts to mitigate these risks.

General

The operating results of property and casualty insurance companies are subject to significant fluctuations from quarter-to-quarter and from year-to-year due to the effect of competition on pricing, the frequency and severity of losses, including the effect of natural disasters on losses, general economic conditions, the general regulatory environment in those states in which an insurer operates, state regulation of premium rates and other factors such as changes in tax laws. The property and casualty industry has been highly cyclical, with periods of high premium rates and shortages of underwriting capacity followed by periods of severe price competition and excess capacity. These cycles can have a large impact on the ability of the Company to grow and retain business. In management's view, 2004 through 2006 were periods of very good results for companies underwriting automobile insurance. As a result, the automobile insurance market is extremely competitive.

The Company operates primarily in the state of California, the only state in which it operated prior to 1990. The Company has since expanded its operations into the following states: Georgia and Illinois (1990), Oklahoma and Texas (1996), Florida (1998), Virginia and New York (2001), New Jersey (2003), Arizona, Pennsylvania, Michigan and Nevada (2004).

During 2006, approximately 74% of the Company's total net premiums written were derived from California as compared to 72% in 2005. The increase was the result of a decline in the volume of business written outside of California and an increase in the volume written within California. The Company has established a diversification goal to produce half of its business outside of California. There are factors, some of which are outside of the Company's control, that could prevent the Company from achieving this goal.

Effective July 2006, Concord Insurance Services, Inc. ("Concord"), a wholly-owned subsidiary of the Company, engaged in agency operations in Texas, sold the renewal and servicing rights of the business it serviced for Mercury County Mutual Insurance Company ("MCM"), a mutual insurance company controlled by the Company. Subsequent to the sale transaction, Concord's purchasers continue to write premiums through MCM using the Company's policy forms, and the premiums will continue to be reported in the Company's consolidated financial statements. As a result of the sale, the Company recognized a goodwill impairment loss of approximately $3 million during the quarter ended June 30, 2006. This impairment charge is included in other operating expenses in the consolidated financial statements.

The process for implementing rate changes varies by state, with California, Georgia, New York, New Jersey, Pennsylvania and Nevada requiring prior approval from the DOI before a rate may be implemented. Illinois, Texas, Virginia, Arizona and Michigan only require that rates be filed with the DOI, while Oklahoma and Florida have a modified version of prior approval laws. In all states, the insurance code provides that rates must not be excessive, inadequate or unfairly discriminatory. During 2006, the Company had no rate increases in California and implemented automobile rate increases in only one of the twelve non-California states.

During 2006, the Company continued its marketing efforts for name recognition and lead generation. The Company believes that its marketing efforts, combined with its ability to maintain relatively low prices and a strong reputation make the Company very competitive in California and in other states. During 2006, the Company incurred approximately $33 million in advertising expenses.

The California DOI uses rating factor regulations requiring automobile insurance rates to be determined in decreasing order of importance by (1) driving safety record, (2) miles driven per year, (3) years of driving experience and (4) other factors as determined by the California DOI to have a substantial relationship to the risk of loss and adopted by regulation.

Management's Discussion and Analysis

On July 14, 2006, the California Office of Administrative Law approved proposed regulations by the California DOI that effectively reduce the weight that insurers can place on a person's residence when establishing automobile insurance rates. Insurance companies in California are now required to file rating plans with the California DOI that comply with the new regulations. There is a two year phase-in period for insurers to fully implement those plans. As such, the Company made a rate filing in August 2006 that reduced the territorial impact of its rates and requested a small overall rate increase. Additional rate filings will be required during the two year phase-in period. The DOI has not yet approved the August 2006 filing, nor is there any assurance that it will. In general, the Company expects that the regulations will cause rates for urban drivers to decrease and those for non-urban drivers to increase. These rate changes are likely to increase consumer shopping for insurance which could affect the volume and the retention rates of the Company's business. It is the Company's intention to maintain its competitive position in the marketplace while complying with the new regulations.

On April 3, 2007, new regulations governing the approval of property and casualty insurance rates will become effective in California. These regulations generally tighten the existing Proposition 103 prior approval ratemaking regime primarily by establishing a maximum allowable rate of return of just below 11 percent (the average of short, intermediate and long-term T-bill rates, plus 6 percent) and a minimum allowable rate of return of negative 6 percent of surplus. However, the practical impact of these limitations is unclear because the California DOI has yet to promulgate input values for surplus standards by line, efficiency standards, and reserve ratios. In addition, the new regulations allow for the California DOI to grant a number of variances based on service, loss prevention, business mix, service to underserved communities, and other factors. The Company anticipates the new regulations will be challenged in the courts either before their effective date or with their first application.

On January 31, 2006, the Florida Financial Services Commission approved new regulations requiring insurers to submit information to the Florida Office of Insurance Regulation ("OIR") regarding the use of credit reports and credit scores in establishing rules, rates or underwriting guidelines. Under the regulations, any insurer that uses credit scores or credit reports in filing a new rule, rate or underwriting guideline will be required to provide information sufficient to demonstrate that its credit scoring methodology does not disproportionately affect persons of any particular race, color, religion, marital status, age, gender, income level or place of residence. The regulations were challenged by several insurance industry trade associations and were recently struck down by a Florida Administrative Law Judge, and hence, there is no near-term compliance deadline. It is uncertain if and how the OIR intends to continue to pursue this change in the law. The Company intends to maintain its competitive position in the Florida marketplace while complying with the new regulations if they are implemented.

In the January 2007 special session of the Florida Legislature, a bill designed to improve the availability and affordability of property insurance in Florida was passed and subsequently signed by the Governor. Among the significant provisions in the new law is a requirement that all companies that write private passenger automobile policies in Florida also write homeowners policies in Florida if they write homeowners policies in any other state. The law also expands the availability of reinsurance through the Florida Hurricane Catastrophe Fund, requires rate filings to reflect savings from the availability of such reinsurance, includes homeowners insurance under Florida's existing excess profits regulations, and requires insurers to offer discounts for various deductible options and hurricane mitigation measures. The Company is closely monitoring the development of the regulations related to this new law, which are expected to become effective in the spring of 2007.

The Company is not able to determine the impact of any of the legal and regulatory changes described in the four paragraphs above. However, it is possible that the impact could adversely affect the Company and its results from operations.

On March 28, 2006, the California State Board of Equalization ("SBE") upheld Notices of Proposed Assessments issued against the Company for tax years 1993 through 1996 in which the Franchise Tax Board ("FTB") disallowed a portion of the Company's expenses related to management services provided to its insurance company subsidiaries on grounds that such expenses were allocable to the Company's tax-deductible dividends from such subsidiaries. The SBE decision resulted in a smaller disallowance of the Company's interest expense deductions than was proposed by the FTB in those years. As a result of this ruling, the Company recorded an income tax charge (including penalties and interest) of approximately $15 million, after federal tax benefit, in the first quarter of 2006. The Company believes that the deduction of the expenses related to management services provided to its insurance company subsidiaries is appropriate and intends to challenge the SBE decision in Superior Court.

The California FTB has audited the 1997 through 2004 tax returns and accepted the 1997 through 2000 returns to be correct as filed. The Company has not received examination results for the 2003 tax return. For the 2001, 2002, and 2004 tax returns, the FTB has taken exception to the state apportionment factors used by the Company. Specifically, the FTB has asserted that payroll and property factors from Mercury Insurance Services, LLC, a subsidiary of Mercury Casualty Company, that are excluded from the Mercury General California Franchise tax return, should be included in the California apportionment factors. In addition, for the 2004 tax return, the FTB has asserted that a portion of management fee expenses paid by Mercury Insurance Services, LLC should be disallowed. Based on these assertions, the FTB issued notices of proposed tax assessments during 2006 for the 2001, 2002 and 2004 tax years totaling approximately $5 million. The Company strongly disagrees with the position taken by the FTB and plans to formally appeal the assessments before the SBE. An unfavorable ruling against the Company may have a material impact on the Company's results of operations in the period of such ruling. Management believes that the issue will ultimately be resolved in favor of the Company. However, there can be no assurance that the Company will prevail on this matter.

The Company is also involved in proceedings incidental to its insurance business. See "Note 10 of Notes to Consolidated Financial Statements."

Critical Accounting Policies

RESERVES

The preparation of the Company's consolidated financial statements requires judgment and estimates. The most significant is the estimate of loss reserves as required by Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS No. 60"), and Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"). Estimating loss reserves is a difficult process as many factors can ultimately affect the final settlement of a claim and, therefore, the reserve that is required. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates, among other factors, can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of a claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Inflation is estimated and reflected in the reserving process through analysis of cost trends and reviews of historical reserving results.

The Company performs its own loss reserve analysis and also engages the services of consulting actuaries to assist in the estimation of loss reserves. The Company and the actuaries do not calculate a range of loss reserve estimates but rather calculate a point estimate. As with any actuarial estimates, there is uncertainty in the Company's estimates of ultimate losses. This uncertainty comes from many factors which may include changes in claims reporting and settlement patterns, changes in the regulatory or legal environment, uncertainty over inflation rates and uncertainty for unknown items. The Company does not make specific provisions for these uncertainties, rather it considers them in establishing its reserve by looking at historical patterns and trends and projecting these out to current reserves. The underlying factors and assumptions that serve as the basis for preparing the reserve estimate include paid and incurred loss development factors, expected average costs per claim, inflation trends, expected loss ratios, industry data and other relevant information.

At December 31, 2006, the Company recorded its point estimate of approximately $1,089 million in loss and loss adjustment expense reserves which includes approximately $306 million of incurred but not reported ("IBNR") loss reserves. IBNR includes estimates, based upon past experience, of ultimate developed costs which may differ from case estimates, unreported claims which occurred on or prior to December 31, 2006 and estimated future payments for reopened-claims reserves. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provision.

The Company analyzes loss reserves quarterly primarily using the incurred loss development, average severity and claim count development methods described below. The Company also uses the paid loss development method to analyze loss adjustment expense reserves and industry claims data as part of its reserve analysis. When deciding which method to use in estimating its reserves, the Company and its actuaries evaluate the credibility of each method based on the maturity of the data available and the claims settlement practices for each particular line of business or coverage within a line of business. When establishing the reserve, the Company will generally analyze the results from all of the methods used rather than relying on one method. While these methods are designed to determine the ultimate losses on claims under the Company's policies, there is inherent uncertainty in all actuarial models since they use historical data to project outcomes. The Company believes that the techniques it uses provide a reasonable basis in estimating loss reserves.

- The *incurred loss development method* analyzes historical incurred case loss (case reserves plus paid losses) development to estimate ultimate losses. The Company applies development factors against current case incurred losses by accident period to calculate ultimate expected losses. The Company believes that the incurred loss development method provides a reasonable basis for evaluating ultimate losses, particularly in the Company's larger, more established lines of business which have a long operating history.
- The *claim count development method* analyzes historical claim count development to estimate future incurred claim count development for current claims. The Company applies these development factors against current claim counts by accident period to calculate ultimate expected claim counts.
- The *average severity method* analyzes historical loss payments and/or incurred losses divided by closed claims and/or total claims to calculate an estimated average cost per claim. From this, the expected ultimate average cost per claim can be estimated. The *average severity method* coupled with the *claim count development method* provide meaningful information regarding inflation and frequency trends that the Company believes is useful in establishing reserves.
- The *paid loss development method* analyzes historical payment patterns to estimate the amount of losses yet to be paid. The Company primarily uses this method for loss adjustment expenses because specific case reserves are generally not established for loss adjustment expenses.

In states with little operating history where there are insufficient claims data to prepare a reserve analysis relying solely on Company historical data, the Company generally projects ultimate losses using industry average loss data or expected loss ratios. As the Company develops an operating history in these states, the Company will rely increasingly on the incurred loss development and average severity and claim count development methods. The Company analyzes hurricane catastrophe losses separately from non-catastrophe losses. For these losses, the Company determines claim counts based on claims reported and development expectations from previous storms and applies an average expected loss per claim based on reserves established by adjusters and average losses on previous storms.

The Company's consulting actuaries perform a quarterly analysis for the Company's California, Florida and New Jersey automobile insurance lines of business (comprising approximately 80% of the Company's business); a semi-annual analysis for mechanical breakdown, homeowners and Texas, Georgia and Illinois automobile insurance (comprising approximately 15% of the Company's business); and an annual analysis for all other lines of business. The Company's consulting actuaries use multiple estimation methods for most of the Company's lines of business, depending on the particular facts and circumstances of the claim liabilities being evaluated. The Company considers the analysis performed by the consulting actuaries when establishing its reserves.

For the Company's California automobile lines of business, the bodily injury (BI) reserves make up approximately 65% of the total reserve, material damage, including collision, comprehensive, and property damage (MD) reserves make up approximately 10% of the total reserve, and loss adjustment expense reserves make up approximately 25% of the total reserve. The BI reserves account for such a large portion of the total because BI claims tend to close much slower than MD claims. The majority of the loss adjustment expense reserves consist of estimated costs to defend BI claims, so those reserves also tend to close more slowly than MD claims. Loss development on MD reserves is generally insignificant because MD claims are closed quickly.

BI loss reserves are generally the most difficult to estimate because they take longer to close than most of the Company's other coverages. The Company's BI policy covers injuries sustained by any person other than the insured, except in the case of uninsured motorist and underinsured motorist BI coverage, which covers damages to the insured for BI caused by uninsured or underinsured motorists. BI payments are primarily for medical costs and general damages. The following table represents the typical closure patterns of BI claims in the California automobile insurance coverage:

	Claims Closed	% of total dollars paid
BI claims closed in the accident year reported	35% to 40%	15%
BI claims closed one year after the accident year reported	75% to 80%	60%
BI claims closed two years after the accident year reported	93% to 97%	90%
BI claims closed three years after the accident year reported	97% to 99%	98%

Claims that close during the initial accident year reported are generally the smaller, less complex claims that settle, on average, for approximately $2,000 to $2,500 whereas the average settlement, once all claims are closed in a particular accident year, is approximately $7,000. The Company creates incurred loss triangles to estimate ultimate losses utilizing historical reserving patterns and evaluates the results of this analysis against its frequency and severity analysis to establish BI reserves. The Company may from time to time adjust development factors to account for trends it sees in loss severity.

The Company estimates IBNR reserves as the difference between its projection of ultimate losses and the sum of payments the Company has made and case-basis reserves established for those losses. Assumptions, estimates and other factors that may impact the Company's ultimate losses are discussed among the Company's management and its internal or consulting actuaries, as the case may be, to determine the Company's best estimate of ultimate losses. Through this process, the Company's best estimate of ultimate reserves is recorded. The results of this analysis are shared quarterly with the Company's Board of Directors and the Company's independent auditors.

The Company reevaluates its reserves quarterly. When management determines that the estimated ultimate claim cost requires reduction for previously reported accident years, positive development occurs and a reduction in losses and loss adjustment expenses is reported in the current period. If the estimated ultimate claim cost requires an increase for previously reported accident years, negative development occurs and an increase in losses and loss adjustment expenses is reported in the current period. For 2006, the Company had negative development of approximately $20 million on the 2005 and prior accident years' loss and loss adjustment expense reserves which at December 31, 2005 totaled approximately $1,023 million. The majority of the negative development was recognized in the second quarter of 2006. The negative development primarily relates to increases in the Company's 2005 and prior accident years' loss estimates for personal automobile insurance in Florida and New Jersey totaling approximately $20 million and $15 million, respectively, offset by positive development of approximately $15 million for business written in California.

In Florida, a large portion of the $20 million in adverse loss development relates to additional reserves recorded for large losses related primarily to extra-contractual claims. Extra-contractual losses are fairly infrequent but can amount to millions of dollars per claim, especially if the injured party sustained a serious injury such as a loss of a limb or paralysis. Consequently, these claims can have a large impact on the Company's losses. During 2006, the Company had extra-contractual losses that settled for amounts much greater than the policy limits and much greater than expected. As a result of these settlements, the Company reevaluated its exposure to extra-contractual claims in Florida and increased its reserve estimates for prior accident years.

Typically, extra-contractual claims are those that settle for more than the policy limits because the original claim was denied, thus exposing the Company to losses greater than the policy limits. Claims may be denied for various reasons, including material misrepresentations made by the insured on the policy application or insureds that have violated prohibitions in the insurance contract or when there is fraud involved. During 2006, the Company established new claims handling and review procedures in Florida, as well as in other states, that are intended to reduce the risk of receiving extra-contractual claims. Consequently, the Company does not expect that Florida extra-contractual claims will continue to have a significant impact on the financial statements or reserves in the future. However, it is possible that these procedures will not prove entirely effective and the Company may continue to have material extra-contractual losses. It is also possible that the Company has not identified and established a sufficient reserve for all of the extra-contractual losses occurring in the older accident years, even though a comprehensive claims file review was undertaken, or that the Company will experience additional development on these reserves.

New Jersey is a no-fault state, which means that the majority of medical costs are paid directly by a policyholder's insurance company rather than by the insurance company of the person who was at-fault in the accident. This coverage is known as personal injury protection ("PIP") and in New Jersey the standard policy has a statutory limit of $250,000 per person. In New Jersey, the BI coverage provides compensation for "pain and suffering" that is above and beyond the normal medical costs that are provided by the PIP coverage. The PIP limits are very high in New Jersey and the BI cases are often more complicated and expensive than in other states, therefore they tend to take longer to settle. Consequently, establishing reserves for these coverages in New Jersey tends to be more difficult than in most of the Company's other states. Adding to the reserving difficulty is the fact that the Company has a very short operating history in New Jersey, underwriting personal automobile insurance only since the fall of 2003.

At year-end 2005, due to the lack of sufficient operating history, the Company relied on industry loss data to determine the ultimate losses for the BI and PIP coverage's in New Jersey. During 2006, more claims from accident year 2004 matured and closed and it became apparent that the Company was experiencing loss severities that were greater than those reserved for at December 31, 2005. As a result, the Company revised its reserve approach and now utilizes an approach that compares 2004 accident year losses to industry loss data and then extrapolates that relationship to the less developed 2005 and 2006 accident years. As a result of this, the Company increased its reserve estimates for the 2004 and 2005 accident years by approximately $15 million during 2006.

The reserve approach utilized for New Jersey assumes that there will not be significantly more development on the 2004 accident year claims, due to the maturity of those claims, and that the relationship between Company loss data and industry loss data in accident year 2005 and 2006 will be similar to that experienced in accident year 2004. At December 31, 2006, the Company recorded average BI loss severities that were higher than those from the industry loss data. For every 10% that recorded BI loss severities are increased on the 2005 and 2006 accident years, an additional loss reserve of approximately $7 million would be required, with the converse holding true if the loss severities recorded were reduced. As the 2005 and 2006 accident years continue to mature, there is likely to be additional development, however, it is uncertain whether this development will be positive or adverse.

In California, the positive development of approximately $15 million included reserve redundancies occurring in the BI coverage reserves for the California automobile insurance lines of business totaling approximately $13 million for the year ended December 31, 2006. The Company had redundancies and deficiencies in its other coverages and lines of business offered in California which net to an immaterial amount.

BI inflation for the most recent accident years is one of the most difficult components of the Company's reserves to estimate because a large portion of the claims have not yet been settled. As time passes and more claims from an accident year are settled, the actual inflation rate becomes more certain. Since there are still a significant number of open BI claims for the 2006 and 2005 accident years, it is possible that inflation rate assumptions will change as more claims are settled in the future. At December 31, 2006, the Company assumed BI inflation rates of approximately 4% on the 2006 and 2005 accident years in establishing reserves for the California automobile lines of business. The Company estimates that each percentage point change in the inflation rate assumption would impact total losses on an individual accident year by approximately $2.5 million.

PREMIUMS

The Company complies with the SFAS No. 60 definition of how insurance enterprises should recognize revenue on insurance policies written. The Company's insurance premiums are recognized as revenue ratably over the term of the policies, that is, in proportion to the amount of insurance protection provided. Unearned premiums are carried as a liability on the balance sheet and are computed on a monthly pro-rata basis. The Company evaluates its unearned premiums periodically for premium deficiencies by comparing the sum of expected claim costs, unamortized acquisition costs and maintenance costs to related unearned premiums. To the extent that any of the Company's lines of business become substantially unprofitable, then a premium deficiency reserve may be required. The Company does not expect this to occur on any of its significant lines of business.

INVESTMENTS

The Company carries its fixed maturity and equity investments at market value as required for securities classified as "Available for Sale" by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). In most cases, market valuations were drawn from trade data sources. In no case were any valuations made by the Company's management. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges or trading markets, and were valued at the last transaction price on the balance sheet date. The Company evaluates its investments for other than temporary declines and writes them off as realized losses through the consolidated statement of income, as required by SFAS No. 115, when recovery of the net book value appears doubtful. Temporary unrealized investment gains and losses are credited or charged directly to shareholders' equity as part of accumulated other comprehensive income (loss), net of applicable taxes. It is possible that future information will become available about the Company's current investments that would require accounting for them as realized losses due to other than temporary declines in value. The financial statement effect would be to move the unrealized loss from accumulated other comprehensive income (loss) on the consolidated balance sheet to realized investment losses on the consolidated statement of income.

CONTINGENT LIABILITIES

The Company may have certain known and unknown potential liabilities that are evaluated using the criteria established by SFAS No. 5. These include claims, assessments or lawsuits relating to our business. The Company continually evaluates these potential liabilities and accrues for them or discloses them in the financial statement footnotes if they meet the requirements stated in SFAS No. 5. While it is not possible to know with certainty the ultimate outcome of contingent liabilities, management does not expect them to have a material effect on the consolidated operations or financial position.

Results of Operations

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Premiums earned in 2006 of $2,997.0 million increased 5.2% from the corresponding period in 2005. Net premiums written in 2006 of $3,044.8 million increased 3.2% over amounts written in 2005. The premium increases were principally attributable to increased policy sales. During 2006, the Company had no rate increases in California and implemented automobile rate increases in one of the twelve non-California states.

Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any effects of reinsurance. Net premiums written is a statutory measure used to determine production levels. Net premiums earned, the most directly comparable GAAP measure, represents the portion of premiums written that are recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the term of the policies. The following is a reconciliation of total Company net premiums written to net premiums earned (000s) for the years ended December 31, 2006 and 2005, respectively:

	2006	2005
Net premiums written	**$ 3,044,774**	$ 2,950,523
Increase in unearned premiums	**47,751**	102,790
Earned premiums	**$ 2,997,023**	$ 2,847,733

The loss ratio (GAAP basis) in 2006 (loss and loss adjustment expenses related to premiums earned) was 67.5% compared with 65.4% in 2005. Negative development on prior accident years increased the 2006 loss ratio by 0.7 percentage points while positive development on prior accident years reduced the 2005 loss ratio by 1.6 percentage points. Florida hurricanes impacted the 2005 loss ratio by 1.0 percentage point and had no impact on the 2006 loss ratio. Contributing to the increase in the 2006 loss ratio is loss cost inflation.

Management's Discussion and Analysis

The expense ratio (GAAP basis) in 2006 (policy acquisition costs and other operating expenses related to premiums earned) was 27.5% compared with 27.0% in 2005. Increases in costs related to information technology initiatives led to a slight increase in the expense ratio in 2006.

The combined ratio of losses and expenses (GAAP basis) is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; a combined ratio over 100% generally reflects unprofitable underwriting results. The combined ratio of losses and expenses (GAAP basis) was 95.0% in 2006 compared with 92.4% in 2005.

Net investment income in 2006 was $151.1 million compared with $122.6 million in 2005. The after-tax yield on average investments of $3,325.4 million (cost basis) was 3.8%, compared with 3.5% on average investments of $3,058.1 million (cost basis) in 2005. The effective tax rate on investment income was 15.5% in 2006, compared to 13.8% in 2005. The higher tax rate in 2006 reflects a shift in the mix of the Company's portfolio from non-taxable to taxable securities. Proceeds from bonds which matured or were called in 2006 totaled $522.2 million, compared to $409.5 million in 2005. Assuming market interest rates remain at current levels, the Company expects approximately $482 million of bonds to mature or be called in 2007. The Company expects to reinvest any proceeds into securities meeting the Company's investment profile.

Net realized investment gains in 2006 were $15.4 million, compared with net realized investment gains of $16.2 million in 2005. Included in the net realized investment gains are investment write-downs of $2.0 million in 2006 and $2.2 million in 2005 that the Company considered to be other-than-temporarily impaired.

The income tax provision for 2006 of $97.6 million was impacted significantly by a $15 million income tax charge relating to the Notices of Proposed Assessments for the tax years 1993 through 1996 (the "NPAs") that were upheld by the California State Board of Equalization. Excluding the effect of this income tax charge results in an effective tax rate of 26.4% in 2006 compared with an effective rate of 28.2% in 2005. The lower rate after the exclusion in 2006 is primarily attributable to an increased proportion of tax-exempt investment income and tax sheltered dividend income, in contrast to underwriting income which is taxed at the full corporate rate of 35%.

Net income in 2006 was $214.8 million or $3.92 per share (diluted) compared with $253.3 million or $4.63 per share (diluted) in 2005. Diluted per share results are based on a weighted average of 54.8 million shares in 2006 and 54.7 million shares in 2005. Basic per share results were $3.93 in 2006 and $4.64 in 2005. Included in net income are net realized investment gains, net of income tax expense, of $0.18 and $0.19 per share (diluted and basic) in 2006 and 2005, respectively.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Premiums earned in 2005 of $2,847.7 million increased 12.6% from the corresponding period in 2004. Net premiums written in 2005 of $2,950.5 million increased 11.5% over amounts written in 2004. The premium increases were principally attributable to increased policy sales. During 2005, the Company had no rate increases in California and implemented automobile rate increases in three of the twelve non-California states.

Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any effects of reinsurance. Net premiums written is a statutory measure used to determine production levels. Net premiums earned, the most directly comparable GAAP measure, represents the portion of premiums written that are recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the term of the policies. The following is a reconciliation of total Company net premiums written to net premiums earned (000s) for the years ended December 31, 2005 and 2004, respectively:

	2005	2004
Net premiums written	$ 2,950,523	$ 2,646,704
Increase in unearned premiums	102,790	118,068
Earned premiums	$ 2,847,733	$ 2,528,636

The loss ratio (GAAP basis) in 2005 (loss and loss adjustment expenses related to premiums earned) was 65.4% compared with 62.6% in 2004. Losses from Florida hurricanes negatively impacted the 2005 and 2004 loss ratios by 1.0 percentage point and 0.9 percentage point, respectively. Positive development on prior accident years reduced the 2005 loss ratio by 1.6 percentage points compared to a 2.3 percentage point reduction in the 2004 loss ratio. Without the impact of Florida hurricanes or loss development, the loss ratios would have been 66.0% for 2005 and 64.0% for 2004, a 2.0 percentage point increase. Increases in California homeowners losses accounted for approximately 1.0 percentage point of the difference between 2004 and 2005 loss ratios. These losses were higher primarily due to increased claims caused by Santa Ana windstorms during the first quarter of 2005. Also contributing to the increase in the 2005 loss ratio is higher average auto repair costs due to increasing costs of automobile parts and labor.

The expense ratio (GAAP basis) in 2005 (policy acquisition costs and other operating expenses related to premiums earned) was 27.0% compared with 26.6% in 2004. Increases in advertising, state assessments and consulting costs related to IT initiatives impacted the expense ratio in 2005.

The combined ratio of losses and expenses (GAAP basis) is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; a combined ratio over 100% generally reflects unprofitable underwriting results. The combined ratio of losses and expenses (GAAP basis) was 92.4% in 2005 compared with 89.2% in 2004.

Net investment income in 2005 was $122.6 million compared with $109.7 million in 2004. The after-tax yield on average investments of $3,058.1 million (cost basis) was 3.5%, compared with 3.6% on average investments of $2,662.2 million (cost basis) in 2004. The effective tax rate on investment income was 13.8% in 2005, compared to 12.6% in 2004. The higher tax rate in 2005 reflects a shift in the mix of the Company's portfolio from non-taxable to taxable securities. Proceeds from bonds which matured or were called in 2005 totaled $409.5 million, compared to $363.4 million in 2004.

Net realized investment gains in 2005 were $16.2 million, compared with net realized investment gains of $25.1 million in 2004. Included in the net realized investment gains are investment write-downs of $2.2 million in 2005 and $0.9 million in 2004 that the Company considered to be other-than-temporarily impaired.

The income tax provision of $99.4 million in 2005 represented an effective tax rate of 28.2% compared to an effective tax rate of 29.8% in 2004. The lower rate is primarily attributable to a decreased proportion of underwriting income taxed at the full corporate rate of 35% in contrast with investment income which includes tax exempt interest and tax sheltered dividend income.

Net income in 2005 was $253.3 million or $4.63 per share (diluted) compared with $286.2 million or $5.24 per share (diluted) in 2004. Diluted per share results are based on a weighted average of 54.7 million shares in 2005 and 54.6 million shares in 2004. Basic per share results were $4.64 in 2005 and $5.25 in 2004. Included in net income are net realized investment gains, net of income tax expense, of $0.19 and $0.30 per share (diluted and basic) in 2005 and 2004, respectively.

Liquidity and Capital Resources

Mercury General is largely dependent upon dividends received from its insurance subsidiaries to pay debt service costs and to make distributions to its shareholders. Under current insurance law, the Insurance Companies are entitled to pay, without extraordinary approval, ordinary dividends of approximately $247 million in 2007. Extraordinary dividends, defined by the DOI, require DOI extraordinary approval. Actual dividends paid from the Insurance Companies to Mercury General during 2006 was $168 million. As of December 31, 2006, Mercury General also had approximately $61 million in fixed maturity securities, equity securities and short-term cash investments that could be utilized to satisfy its direct holding company obligations.

The principal sources of funds for the Insurance Companies are premiums, sales and maturity of invested assets and dividend and interest income from invested assets. The principal uses of funds for the Insurance Companies are the payment of claims and related expenses, operating expenses, dividends to Mercury General and the purchase of investments.

Through the Insurance Companies, the Company has generated positive cash flow from operations for over twenty consecutive years, in excess of $100 million every year since 1994 and over $350 million for each of the past four years. During this same period, the Company has not been required to liquidate any of its fixed maturity investments to settle claims or other liabilities. Because of the

Management's Discussion and Analysis

Company's long track record of positive operating cash flows, it does not attempt to match the duration and timing of asset maturities with those of liabilities. Rather, the Company manages its portfolio with a view towards maximizing total return with an emphasis on after-tax income. Combined with cash and short term investments of $329.9 million at December 31, 2006, the Company believes its cash flow from operations is adequate to satisfy its liquidity requirements without the forced sale of investments. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that the Company's sources of funds will be sufficient to meet its liquidity needs or that the Company will not be required to raise additional funds to meet those needs, including future business expansion, through the sale of equity or debt securities or from credit facilities with lending institutions.

Net cash provided from operating activities in 2006 was $361.9 million, a decrease of $139.7 million over the same period in 2005. This decrease was primarily due to the slowdown in growth of premiums reflecting a softening market condition in personal automobile insurance coupled with an increase in loss and loss adjustment expenses paid in 2006. The Company has utilized the cash provided from operating activities primarily to increase its investment in fixed maturity securities, the purchase and development of information technology such as the NextGen and IBS computer systems and the payment of dividends to its shareholders. Excess cash was invested in short-term cash investments. Funds derived from the sale, redemption or maturity of fixed maturity investments of $2,434.9 million, were primarily reinvested by the Company in high grade fixed maturity securities.

The market value of all investments held at market as "Available for Sale" exceeded amortized cost of $3,392.3 million at December 31, 2006 by $107.4 million. That net unrealized gain, reflected in shareholders' equity, net of applicable tax effects, was $69.7 million at December 31, 2006, compared with $66.5 million at December 31, 2005.

At December 31, 2006, the average rating of the $2,899.0 million bond portfolio at market (amortized cost $2,851.7 million) was AA, the same as the average rating at December 31, 2005. Bond holdings are broadly diversified geographically, within the tax-exempt sector. Holdings in the taxable sector consist principally of investment grade issues. At December 31, 2006, bond holdings rated below investment grade totaled $48.6 million at market (cost $43.8 million) representing 1.4% of total investments. This compares to approximately $51.1 million at market (cost $49.8 million) representing 1.6% of total investments at December 31, 2005.

The following table sets forth the composition of the investment portfolio of the Company as of December 31, 2006:

Amounts in thousands	Amortized Cost	Market Value
Fixed maturity securities:		
U.S. government bonds and agencies	$ 133,733	$ 132,477
Municipal bonds	2,282,877	2,335,962
Mortgage-backed securities	273,420	271,733
Corporate bonds	157,893	155,049
Redeemable preferred stock	3,792	3,766
	$ 2,851,715	$ 2,898,987
Equity securities:		
Common stock:		
Public utilities	$ 123,289	$ 171,319
Banks, trusts and insurance companies	9,731	11,996
Industrial and other	77,222	85,466
Non-redeemable preferred stock	48,068	49,668
	$ 258,310	$ 318,449
Short-term cash investments	$ 282,302	$ 282,302

The Company monitors its investments closely. If an unrealized loss is determined to be other than temporary it is written off as a realized loss through the consolidated statement of income. The Company's assessment of other-than-temporary impairments is security-specific as of the balance sheet date and considers various factors including the length of time and the extent to which the fair value has been lower than the cost, the financial condition and the near term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, and the Company's intent to hold the securities until they mature or recover their value. The Company recognized $2.0 million and $2.2 million in realized losses as other-than-temporary declines to its investment securities during 2006 and 2005, respectively.

The following table presents the "aging" of pre-tax unrealized losses on investments that exceed 20% of amortized cost as of December 31, 2006:

		Aging of Unrealized Losses			
Amounts in thousands	Amortized Cost	0-6 Months	6-12 Months	Over 12 Months	Total
Fixed Maturities:					
Investment grade	$ –	$ –	$ –	$ –	$ –
Non-investment grade	–	–	–	–	–
Equity securities	2,260	690	–	–	690
	$ 2,260	$ 690	$ –	$ –	$ 690
Aged unrealized losses as a % of amortized cost:					
Equity securities					
20-50% below amortized cost		93%			
Over 50% below amortized cost		7%			

The unrealized losses of $0.7 million in the table above are comprised of two equity securities with losses of $0.3 million and $0.1 million, and ten equity securities with losses less than $0.1 million. Based upon the Company's analysis of these securities, the unrealized losses for these securities are treated as temporary declines. Note 2 of the Notes to Consolidated Financial Statements provides a further discussion of unrealized gains and losses of the investment portfolio.

On August 7, 2001, the Company completed a public debt offering issuing $125 million of senior notes payable under a $300 million shelf registration filed with the SEC in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year commencing February 15, 2002. These notes mature on August 15, 2011. The Company used the proceeds from the senior notes to retire amounts payable under existing revolving credit facilities, which were terminated. Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap significantly reduced the interest expense in 2006 and 2005 when the effective interest rate was 6.6% and 5.3%, respectively. However, if the LIBOR interest rate increases in the future as it did during 2005 and 2006, the Company will incur higher interest expense in the future. The swap is designated as a fair value hedge under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). See "Quantitative and Qualitative Disclosures About Market Risks."

Under the Company's stock repurchase program, the Company may purchase over a one-year period up to $200 million of Mercury General's common stock. The purchases may be made from time to time in the open market at the discretion of management. The program will be funded by dividends received from the Company's insurance subsidiaries that generate cash flow through the sale of lower yielding tax-exempt bonds and internal cash generation. Since the inception of the program in 1998, the Company has purchased 1,266,100 shares of common stock at an average price of $31.36. The purchased shares were retired. No stock has been purchased since 2000.

Management's Discussion and Analysis

The NAIC utilizes a risk-based capital formula for casualty insurance companies which establishes recommended minimum capital requirements that are compared to the Company's actual capital level. The formula was designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements and a number of other factors. The Company has calculated the risk-based capital requirements of each of the Insurance Companies as of December 31, 2006. Each of the Insurance Companies' policyholders' statutory surplus exceeded the highest level of minimum required capital.

The Company has no direct investment in real estate that it does not utilize for operations. In 2005, the Company completed the acquisitions of a 157,000 square foot office building in St. Petersburg, Florida and a 100,000 square foot office building in Oklahoma City, Oklahoma. These buildings house employees of the Company and several outside tenants. The purchase price of the Florida property included cash in the amount of $13.6 million and the assumption of a secured promissory note in the amount of $11.3 million. The Oklahoma property was acquired for approximately $7.0 million in cash.

The Company is implementing a Next Generation ("NextGen") computer system to replace its existing underwriting, billings, claims and commissions legacy systems. The NextGen system has been successfully implemented in Virginia, New York, and Florida. The Company expects to implement NextGen in California in 2007 and the majority of its other states by the end of 2008. The Company has currently spent approximately $32 million on NextGen since 2002. During 2006, the Company embarked on another information technology project, Internet Business Strategy ("IBS"). IBS will provide the Company's agents and brokers with an improved ability to access resources relevant to writing and maintaining their book of business. It will also provide customers and potential customers with the ability to obtain a quote and self-services through the internet. IBS is planned to be rolled out by phases starting in late 2007. The implementation costs of these two projects are well within the Company's financial capacity and are expected to provide a positive benefit to the Company for an extended future period.

The Company has obligations to make future payments under contracts and credit-related financial instruments and commitments. At December 31, 2006, certain long-term aggregate contractual obligations and credit-related commitments are summarized as follows:

		Payments Due by Period			
Amounts in thousands	Total	Within 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations					
Debt (including interest)	**$ 179,405**	**$ 9,865**	**$ 29,841**	**$ 139,699**	**$ –**
Lease obligations	**24,172**	**8,874**	**13,653**	**1,645**	**–**
Losses and loss adjustment expenses	**1,088,822**	**705,004**	**341,464**	**34,598**	**7,756**
Total Contractual Obligations	**$ 1,292,399**	**$ 723,743**	**$ 384,958**	**$ 175,942**	**$ 7,756**

NOTES TO CONTRACTUAL OBLIGATIONS TABLE:

The amount of interest included in the Company's debt obligations was calculated using the fixed rate of 7.25% on the senior notes and LIBOR plus 175 basis points or 7.13% at December 31, 2006 on its mortgage note. The Company is party to an interest rate swap of its fixed rate obligations on its senior notes for a floating rate of six month LIBOR plus 107 basis points. Using the effective annual interest rate of 6.6% in 2006, the total contractual obligations on debt would be $176 million with $9 million due within 1 year, $28 million due between 1 and 3 years, and $139 million due in years 4 and 5.

The Company's outstanding debt contains various terms, conditions and covenants which, if violated by the Company, would result in a default and could result in the acceleration of the Company's payment obligations thereunder.

Unlike many other forms of contractual obligations, loss and loss adjustment expenses do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and loss adjustment expense payments to be made by period, as shown above, are estimates.

Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.0 to 1. Based on the combined surplus of all of the Insurance Companies of $1,579.2 million at December 31, 2006, and net premiums written of $3,044.8 million, the ratio of premium writings to surplus was 1.9 to 1.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is subject to various market risk exposures including interest rate risk and equity price risk. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

The Company invests its assets primarily in fixed maturity investments, which at December 31, 2006 comprised approximately 83% of total investments at market value. Tax-exempt bonds represent 80% of the fixed maturity investments with the remaining amount consisting of sinking fund preferred stocks and taxable bonds. Equity securities account for approximately 9% of total investments at market value. The remaining 8% of the investment portfolio consists of highly liquid short-term investments which are primarily short-term money market funds.

The value of the fixed maturity portfolio is subject to interest rate risk. As market interest rates decrease, the value of the portfolio increases and vice versa. A common measure of the interest sensitivity of fixed maturity assets is modified duration, a calculation that utilizes maturity, coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset is to market interest rate fluctuations.

The Company has historically invested in fixed maturity investments with a goal towards maximizing after-tax yields and holding assets to the maturity or call date. Since assets with longer maturity dates tend to produce higher current yields, the Company's historical investment philosophy resulted in a portfolio with a moderate duration. Bond investments made by the Company typically have call options attached, which further reduce the duration of the asset as interest rates decline. The modified duration of the bond portfolio is 4.0 years at December 31, 2006 compared to 2.9 years and 3.2 years at December 31, 2005 and 2004, respectively. Given a hypothetical parallel increase of 100 basis points in interest rates, the fair value of the bond portfolio at December 31, 2006 would decrease by approximately $117 million.

At December 31, 2006, the Company's strategy for common equity investments is an active strategy whose primary objective is current income with a secondary objective of capital appreciation. The market value of the equity investment consists of $268.7 million in common stocks and $49.7 million in non-sinking fund preferred stocks. The common stock equity assets are typically valued for future economic prospects as perceived by the market. The non-sinking fund preferred stocks are typically valued using credit spreads to U.S. Treasury benchmarks. This causes them to be comparable to fixed income securities in terms of interest rate risk.

At December 31, 2006, the duration on the Company's non-sinking fund preferred stock portfolio was 2.7 years. This implies that an upward parallel shift in the yield curve by 100 basis points would reduce the asset value at December 31, 2006 by approximately $1.3 million, with all other factors remaining constant.

The common equity portfolio, representing approximately 8% of total investments at market value, consists primarily of public utility and energy sector common stocks. Beta is a measure of a security's systematic (non-diversifiable) risk, which is the percentage change in an individual security's return for a 1% change in the return of the market. The average Beta for the Company's common stock holdings was 1.21. Based on a hypothetical 20% reduction in the overall value of the stock market, the fair value of the common stock portfolio would decrease by approximately $60 million.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on its $125 million fixed 7.25% rate senior notes for a floating rate. The interest rate swap has the effect of hedging the fair value of the senior notes.

Management's Discussion and Analysis

NEW ACCOUNTING STANDARDS

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), using the modified prospective transition method and therefore has not restated results from prior periods. Under this transition method, share-based compensation expense for 2006 includes compensation expense for all share-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Share-based compensation expense for all share-based payment awards granted or modified on or after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is the option vesting term of generally five years, for only those shares expected to vest. The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the grant-date assumptions and weighted-average fair values.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48"). This Interpretation provides guidance on financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return related to uncertainties in income taxes. The Interpretation prescribes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. For a tax position that meets the recognition threshold, the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement is recognized in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 becomes effective January 1, 2007 for the Company. The adoption of FIN No. 48 will not have a material impact on the consolidated financial statements of the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides a single definition of and framework for measuring fair value, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of adopting SFAS No. 157 on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108") in order to eliminate the diversity of practice in the process by which misstatements are quantified for purposes of assessing materiality on the financial statements. SAB 108 establishes a single quantification framework wherein the significance measurement is based on the effects of the misstatements on each of the financial statements as well as the related financial statement disclosures. If a company's existing methods for assessing the materiality of misstatements are not in compliance with the provisions of SAB 108, the initial application of the provisions may be adopted by restating prior period financial statements under certain circumstances or otherwise by recording the cumulative effect of initially applying the provisions of SAB 108 as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The provisions of SAB 108 must be applied no later than the annual financial statements issued for the first fiscal year ending after November 15, 2006. The Company's adoption of SAB 108 did not have an effect on its results of operations or financial position.

In October 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides accounting guidance for deferred policy acquisition costs associated with internal replacements of insurance and investment contracts other than those already described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. The provisions of SOP 05-1 are effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of SOP 05-1 on its results of operations and financial position. The Company does not expect the impact of the adoption to have a material effect on its results of operations or financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140" (" SFAS No.155"). The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after the beginning of the first fiscal year after September 15, 2006. SFAS No. 155 amends the accounting for hybrid financial instruments and eliminates the exclusion of beneficial interests in securitized financial assets from the guidance under SFAS No. 133. It also eliminates the prohibition on the type of derivative instruments that qualified special purpose entities may hold under SFAS No. 140. Furthermore, SFAS No. 155 clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. The Company is currently assessing the impact of adopting SFAS No. 155 on its consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements in this report or in other materials we have filed or will file with the SEC (as well as information included in oral statements or other written statements made or to be made by us) contain or may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may address, among other things, our strategy for growth, business development, regulatory approvals, market position, expenditures, financial results and reserves. Forward-looking statements are not guarantees of performance and are subject to important factors and events that could cause our actual business, prospects and results of operations to differ materially from the historical information contained in this Annual Report and from those that may be expressed or implied by the forward-looking statements contained in this Annual Report and in other reports or public statements made by us.

Factors that could cause or contribute to such differences include, among others: the competition currently existing in the California automobile insurance markets, our success in expanding our business in states outside of California, the impact of potential third party "bad-faith" legislation, changes in laws or regulations, the outcome of tax position challenges by the California FTB, and decisions of courts, regulators and governmental bodies, particularly in California, our ability to obtain and the timing of the approval of the California DOI for premium rate changes for private passenger automobile policies issued in California and similar rate approvals in other states where we do business, the level of investment yields we are able to obtain with our investments in comparison to recent yields and the market risk associated with our investment portfolio, the cyclical and general competitive nature of the property and casualty insurance industry and general uncertainties regarding loss reserve or other estimates, the accuracy and adequacy of our pricing methodologies, uncertainties related to assumptions and projections generally, inflation and changes in economic conditions, changes in driving patterns and loss trends, acts of war and terrorist activities, court decisions and trends in litigation and health care and auto repair costs, and other uncertainties, and all of which are difficult to predict and many of which are beyond our control. GAAP prescribes when we may reserve for particular risks including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain periods.

From time to time, forward-looking statements are also included in our quarterly reports on Form 10-Q and current reports on Form 8-K, in press releases, in presentations, on our web site and in other materials released to the public. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Annual Report or, in the case of any document we incorporate by reference, any other report we file with the SEC or any other public statement made by us, the date of the document, report or statement. Investors should also understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying our forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statements. The factors identified above are believed to be some, but not all, of the important factors that could cause actual events and results to be significantly different from those that may be expressed or implied in any forward-looking statements. Any forward-looking statements should also be considered in light of the information provided in the Company's filings with the SEC.

QUARTERLY DATA

Summarized quarterly financial data for 2006 and 2005 is as follows (in thousands except per share data):

Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
2006				
Earned premiums	**$ 736,680**	**$ 753,350**	**$ 753,122**	**$ 753,871**
Income before income taxes	**$ 105,214**	**$ 49,558**	**$ 91,419**	**$ 66,218**
Net income	**$ 58,646**	**$ 37,812**	**$ 68,227**	**$ 50,132**
Basic earnings per share	**$ 1.07**	**$ 0.69**	**$ 1.25**	**$ 0.89**
Diluted earnings per share	**$ 1.07**	**$ 0.69**	**$ 1.25**	**$ 0.92**
Dividends declared per share	**$ 0.48**	**$ 0.48**	**$ 0.48**	**$ 0.48**
2005				
Earned premiums	$ 684,714	$ 707,261	$ 722,899	$ 732,859
Income before income taxes	$ 83,845	$ 103,649	$ 104,169	$ 60,976
Net income	$ 60,424	$ 73,602	$ 73,014	$ 46,219
Basic earnings per share	$ 1.11	$ 1.35	$ 1.34	$ 0.85
Diluted earnings per share	$ 1.10	$ 1.35	$ 1.33	$ 0.84
Dividends declared per share	$ 0.43	$ 0.43	$ 0.43	$ 0.43

Quarterly results can be affected by many factors including development on loss reserves, catastrophes, realized gains and losses related to the timing of the sale or write-down of investments and the establishment of liabilities for loss contingencies that meet probability thresholds as required by GAAP. For the quarter ended June 30, 2006, net income was negatively impacted by adverse loss reserve development recorded primarily for the Company's Florida and New Jersey automobile lines of business. (See "Critical Accounting Policies – Reserves.") For the quarter ended December 31, 2005, net income was negatively impacted by approximately $16 million, net of tax benefit, from losses caused by Hurricane Wilma that struck Florida on October 24, 2005. The Company was not materially affected by any significant catastrophes in 2006.

Consolidated Balance Sheets

Amounts expressed in thousands, except share data	December 31, 2006	2005
Assets		
Investments:		
Fixed maturities available for sale (amortized cost $2,851,715 in 2006 and $2,593,745 in 2005)	**$ 2,898,987**	$ 2,645,555
Equity securities available for sale (cost $258,310 in 2006 and $225,310 in 2005)	**318,449**	276,108
Short-term cash investments, at cost, which approximates market	**282,302**	321,049
Total investments	**3,499,738**	3,242,712
Cash	**47,606**	69,784
Receivables:		
Premiums receivable	**298,772**	284,783
Premium notes	**29,613**	27,002
Accrued investment income	**34,307**	33,051
Other	**10,085**	19,724
Total receivables	**372,777**	364,560
Deferred policy acquisition costs	**209,783**	197,943
Current income taxes	**–**	11,219
Fixed assets, net	**152,260**	136,779
Other assets	**18,898**	27,871
Total assets	**$ 4,301,062**	$ 4,050,868
Liabilities and Shareholders' Equity		
Losses and loss adjustment expenses	**$ 1,088,822**	$ 1,022,603
Unearned premiums	**950,344**	902,567
Notes payable	**141,554**	143,540
Accounts payable and accrued expenses	**137,194**	137,661
Current income taxes	**18,241**	–
Deferred income taxes	**33,608**	37,456
Other liabilities	**207,169**	199,204
Total liabilities	**2,576,932**	2,443,031
Commitments and contingencies		
Shareholders' equity:		
Common stock without par value or stated value:		
Authorized 70,000,000 shares; issued and outstanding 54,669,606 shares in 2006 and 54,605,406 in 2005	**66,436**	63,103
Accumulated other comprehensive income	**69,652**	66,549
Retained earnings	**1,588,042**	1,478,185
Total shareholders' equity	**1,724,130**	1,607,837
Total liabilities and shareholders' equity	**$ 4,301,062**	$ 4,050,868

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Amounts expressed in thousands, except per share data	Years ended December 31, 2006	2005	2004
Revenues:			
Earned premiums	**$ 2,997,023**	$ 2,847,733	$ 2,528,636
Net investment income	**151,099**	122,582	109,681
Net realized investment gains	**15,436**	16,160	25,065
Other	**5,185**	5,438	4,775
Total revenues	**3,168,743**	2,991,913	2,668,157
Expenses:			
Losses and loss adjustment expenses	**2,021,646**	1,862,936	1,582,254
Policy acquisition costs	**648,945**	618,915	562,553
Other operating expenses	**176,563**	150,201	111,285
Interest	**9,180**	7,222	4,222
Total expenses	**2,856,334**	2,639,274	2,260,314
Income before income taxes	**312,409**	352,639	407,843
Income tax expense	**97,592**	99,380	121,635
Net income	**$ 214,817**	$ 253,259	$ 286,208
Basic earnings per share	**$ 3.93**	$ 4.64	$ 5.25
Diluted earnings per share	**$ 3.92**	$ 4.63	$ 5.24

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Amounts expressed in thousands	2006	2005	2004
		Years ended December 31	
Net income	$ 214,817	$ 253,259	$ 286,208
Other comprehensive income (loss), before tax:			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	12,144	(10,687)	14,127
Less: reclassification adjustment for net gains included in net income	(7,373)	(10,868)	(20,701)
Other comprehensive income (loss), before tax	4,771	(21,555)	(6,574)
Income tax expense (benefit) related to unrealized holding gains (losses) arising during period	4,248	(3,751)	4,955
Income tax benefit related to reclassification adjustment for net gains included in net income	(2,580)	(3,804)	(7,245)
Comprehensive income, net of tax	$ 217,920	$ 239,259	$ 281,924

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Years ended December 31,		
Amounts expressed in thousands	**2006**	2005	2004
Common stock, beginning of year	**$ 63,103**	$ 60,206	$ 57,453
Proceeds of stock options exercised	**1,943**	2,394	2,188
Share-based compensation expense	**885**	–	–
Tax benefit on sales of incentive stock options	**505**	503	565
Common stock, end of year	**66,436**	63,103	60,206
Accumulated other comprehensive income, beginning of year	**66,549**	80,549	84,833
Net increase (decrease) in other comprehensive income, net of tax	**3,103**	(14,000)	(4,284)
Accumulated other comprehensive income, end of year	**69,652**	66,549	80,549
Retained earnings, beginning of year	**1,478,185**	1,318,793	1,113,217
Net income	**214,817**	253,259	286,208
Dividends paid to shareholders	**(104,960)**	(93,867)	(80,632)
Retained earnings, end of year	**1,588,042**	1,478,185	1,318,793
Total shareholders' equity	**$ 1,724,130**	$ 1,607,837	$ 1,459,548

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Amounts expressed in thousands	2006	2005	2004
		Years ended December 31,	
Cash flows from operating activities:			
Net income	$ **214,817**	$ 253,259	$ 286,208
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**24,262**	18,781	16,192
Net realized investment gains	**(15,436)**	(16,160)	(25,065)
Bond amortization, net	**4,701**	11,814	7,797
Excess tax benefit from exercise of stock options	**(505)**	–	–
Increase in premiums receivable	**(13,989)**	(14,741)	(39,812)
Increase in premium notes receivable	**(2,611)**	(3,300)	(1,082)
Increase in deferred policy acquisition costs	**(11,840)**	(23,103)	(27,889)
Increase in unpaid losses and loss adjustment expenses	**66,219**	121,859	102,817
Increase in unearned premiums	**47,777**	102,888	117,934
Increase (decrease) in accrued income taxes payable, excluding deferred tax on change in unrealized gain	**24,435**	(6,443)	13,698
(Decrease) increase in accounts payable and accrued expenses	**(467)**	(1,175)	39,447
Share-based compensation	**886**	–	–
Other, net	**23,692**	57,918	(46,073)
Net cash provided by operating activities	**361,941**	501,597	444,172
Cash flows from investing activities:			
Fixed maturities available for sale:			
Purchases	**(2,701,195)**	(1,787,879)	(1,076,940)
Sales	**1,912,718**	937,481	396,815
Calls or maturities	**522,193**	409,520	363,372
Equity securities available for sale:			
Purchases	**(429,564)**	(406,974)	(247,401)
Sales	**404,730**	401,016	278,346
Decrease (increase) in receivable for securities	**3,067**	(1,070)	(716)
Decrease (increase) in short-term cash investments	**38,747**	100,320	(91,557)
Purchase of fixed assets	**(40,644)**	(42,211)	(26,185)
Sale of fixed assets	**529**	1,211	797
Other, net	**7,812**	8,958	6,768
Net cash used in investing activities	**(281,607)**	(379,628)	(396,701)

Consolidated Statements of Cash Flows *(CONTINUED)*

		Years ended December 31,	
Amounts expressed in thousands	**2006**	2005	2004
Cash flows from financing activities:			
Dividends paid to shareholders	(104,960)	(93,867)	(80,632)
Excess tax benefit from exercise of stock options	505	–	–
Proceeds from stock options exercised	1,943	2,394	2,188
Net cash used in financing activities	(102,512)	(91,473)	(78,444)
Net increase (decrease) in cash	(22,178)	30,496	(30,973)
Cash:			
Beginning of the year	69,784	39,288	70,261
End of the year	$ 47,606	$ 69,784	$ 39,288

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The Company operates primarily as a private passenger automobile insurer selling policies through a network of independent agents and brokers in thirteen states. The Company also offers homeowners insurance, commercial automobile and property insurance, mechanical breakdown insurance, commercial and dwelling fire insurance and umbrella insurance. The private passenger automobile lines of insurance exceeded 84% of the Company's net premiums written in 2006, 2005 and 2004, with approximately 75%, 73% and 76% of the private passenger automobile premiums written in the state of California during 2006, 2005 and 2004, respectively.

The consolidated financial statements include the accounts of Mercury General Corporation (the "Company") and its wholly-owned subsidiaries, Mercury Casualty Company, Mercury Insurance Company, California Automobile Insurance Company, California General Underwriters Insurance Company, Inc., Mercury Insurance Company of Georgia, Mercury Insurance Company of Illinois, Mercury Insurance Company of Florida, Mercury Indemnity Company of Georgia, Mercury National Insurance Company, Mercury Indemnity Company of America, Mercury Insurance Services, LLC ("MISLLC"), American Mercury Insurance Company ("AMI"), Mercury Select Management Company, Inc. ("MSMC"), American Mercury Lloyds Insurance Company ("AML") and Mercury County Mutual Insurance Company ("MCM"). American Mercury MGA, Inc. ("AMMGA"), is a wholly-owned subsidiary of AMI. AML is not owned by the Company, but is controlled by the Company through its attorney-in-fact, MSMC. MCM is not owned by the Company, but is controlled through a management contract and therefore its results are included in the consolidated financial statements. The consolidated financial statements also include Concord Insurance Services, Inc. ("Concord"), a Texas insurance agency owned by the Company. All of the subsidiaries as a group, including AML and MCM, but excluding MSMC, AMMGA, and MISLLC, are referred to as the Insurance Companies. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which differ in some respects from those filed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions in the preparation of these consolidated financial statements relate to loss and loss adjustment expenses. Actual results could differ from those estimates.

INVESTMENTS

Fixed maturities available-for-sale include those securities that management intends to hold for indefinite periods, but which may be sold in response to changes in interest rates, tax planning considerations or other aspects of asset/liability management. Fixed maturities available-for-sale, which include bonds and sinking fund preferred stocks, are carried at market. Investments in equity securities, which include common stocks and non-redeemable preferred stocks, are carried at market. Short-term cash investments are carried at cost, which approximates market.

In most cases, the market valuations were drawn from standard trade data sources. In no case was any valuation made by the Company's management. Fixed maturities are amortized using first call date and are adjusted for anticipated prepayments. Mortgage-backed securities at amortized cost are adjusted for anticipated prepayment using the prospective method. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges and were valued at the last transaction price on the balance sheet date.

Temporary unrealized investment gains and losses on securities available for sale are credited or charged directly to shareholders' equity as accumulated other comprehensive income, net of applicable tax effects. When a decline in value of fixed maturities or equity securities is considered other than temporary, a loss is recognized in the consolidated statements of income. Realized gains and losses are included in the consolidated statements of income based upon the specific identification method.

The Company writes covered call options through listed and over-the-counter exchanges. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Company has realized a gain or loss. The Company, as writer of an option, bears the market risk of an unfavorable change in the price of the security underlying the written option.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company categorizes all of its investments in debt and equity securities as available-for-sale. Accordingly, all investments, including cash and short-term cash investments, are carried on the balance sheet at their fair value. The carrying amounts and fair values for investment securities are disclosed in Note 2 of the Notes to Consolidated Financial Statements and were drawn from standard trade data sources such as market and broker quotes. The carrying value of receivables, accounts payable and accrued expenses and other liabilities is equivalent to the estimated fair value of those items.

PREMIUM INCOME RECOGNITION

Insurance premiums are recognized as income ratably over the term of the policies, that is, in proportion to the amount of insurance protection provided. Unearned premiums are computed on a monthly pro rata basis. Unearned premiums are stated gross of reinsurance deductions, with the reinsurance deduction recorded in other assets and other receivables. Net premiums of $3.04 billion, $2.95 billion, and $2.65 billion were written in 2006, 2005 and 2004, respectively.

One broker produced direct premiums written of approximately 13%, 14% and 14% of the Company's total direct premiums written during 2006, 2005 and 2004, respectively. No other agent or broker accounted for more than 2% of direct premiums written.

PREMIUM NOTES

Premium notes receivable represent the balance due to the Company from policyholders who elect to finance their premiums over the policy term. The Company requires both a down payment and monthly payments as part of its financing program. Premium finance fees are charged to policyholders who elect to finance premiums. The fees are charged at rates that vary with the amount of premium financed. Premium finance fees are recognized over the term of the premium note based upon the effective yield.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs related to unearned premiums, which consist of commissions, premium taxes and certain other underwriting costs, and which vary directly with and are directly related to the production of business, are deferred and amortized to expense ratably over the terms of the policies. Deferred acquisition costs are limited to the amount which will remain after deducting from unearned premiums and anticipated investment income the estimated losses and loss adjustment expenses and the servicing costs that will be incurred as the premiums are earned. The Company does not defer advertising expenses.

LOSSES AND LOSS ADJUSTMENT EXPENSES

The liability for losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period, plus estimates, based upon past experience, of ultimate developed costs which may differ from case estimates and estimates of unreported claims. The liability is stated net of anticipated salvage and subrogation recoveries. The amount of reinsurance recoverable is included in other receivables.

Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is required. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials or labor rates can impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the occurrence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail property damage claims, tend to be more reasonably predictable than long-tail liability claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions for loss reserves are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

The Company analyzes loss reserves quarterly primarily using the incurred loss development, average severity and claim count development methods described below. The Company also uses the paid loss development method to analyze loss adjustment expense reserves and industry claims data as part of its reserve analysis. When deciding which method to use in estimating its reserves, the Company and its actuaries evaluate the credibility of each method based on the maturity of the data available and the claims settlement practices for each particular line of business or coverage within a line of business. When establishing the reserve, the Company will generally analyze the results from all of the methods used rather than relying on one method. While these methods are designed to determine the ultimate losses on claims under the Company's policies, there is inherent uncertainty in all actuarial models since they use historical data to project outcomes. The Company believes that the techniques it uses provide a reasonable basis in estimating loss reserves.

- The *incurred loss development method* analyzes historical incurred case loss (case reserves plus paid losses) development to estimate ultimate losses. The Company applies development factors against current case incurred losses by accident period to calculate ultimate expected losses. The Company believes that the incurred loss development method provides a reasonable basis for evaluating ultimate losses, particularly in the Company's larger, more established lines of business which have a long operating history.
- The *claim count development method* analyzes historical claim count development to estimate future incurred claim count development for current claims. The Company applies these development factors against current claim counts by accident period to calculate ultimate expected claim counts.
- The *average severity method* analyzes historical loss payments and/or incurred losses divided by closed claims and/or total claims to calculate an estimated average cost per claim. From this, the expected ultimate average cost per claim can be estimated. The *average severity method* coupled with the *claim count development method* provide meaningful information regarding inflation and frequency trends that the Company believes is useful in establishing reserves.
- The *paid loss development method* analyzes historical payment patterns to estimate the amount of losses yet to be paid. The Company primarily uses this method for loss adjustment expenses because specific case reserves are generally not established for loss adjustment expenses.

In states with little operating history where there are insufficient claims data to prepare a reserve analysis relying solely on Company historical data, the Company generally projects ultimate losses using industry average loss data or expected loss ratios. As the Company develops an operating history in these states, the Company will rely increasingly on the incurred loss development and average severity and claim count development methods. The Company analyzes hurricane catastrophe losses separately from non-catastrophe losses. For these losses, the Company determines claim counts based on claims reported and development expectations from previous storms and applies an average expected loss per claim based on reserves established by adjusters and average losses on previous storms.

DEPRECIATION AND AMORTIZATION

Buildings, furniture and equipment and purchased software are stated at cost and depreciated over 30-year and 3-year to 10-year periods, respectively, on a combination of straight-line and accelerated methods. Automobiles are depreciated over 5 years, using an accelerated method. Internally developed computer software is capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and amortized on a straight-line method over the estimated useful life of the software, generally not exceeding five years. Leasehold improvements are stated at cost and amortized over the life of the associated lease.

Notes to Consolidated Financial Statements

DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Company has entered into a hedge transaction that converts fixed rate debt to variable rate debt, effectively hedging the change in fair value of the fixed rate debt resulting from fluctuations in interest rates. The fair value hedge and the hedged debt are adjusted to current market values in accordance with SFAS No. 133, as amended, as discussed in Note 5.

EARNINGS PER SHARE

Earnings per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires presentation of basic and diluted earnings per share for all publicly traded companies. Note 13 of the Notes to Consolidated Financial Statements contains the required disclosures which make up the calculation of basic and diluted earnings per share.

SEGMENT REPORTING

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. The Company does not have any operations that require separate disclosure as operating segments.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

REINSURANCE

Liabilities for unearned premiums and unpaid losses are stated in the accompanying consolidated financial statements before deductions for ceded reinsurance. The ceded amounts are immaterial and are carried in other receivables. Earned premiums are stated net of deductions for ceded reinsurance.

The Insurance Companies, as primary insurers, will be required to pay losses to the extent reinsurers are unable to discharge their obligations under the reinsurance agreements.

SUPPLEMENTAL CASH FLOW INFORMATION

A summary of interest and income taxes paid is as follows:

	Year ended December 31,		
	2006	2005	2004
Interest	**$ 8,702,000**	$ 5,649,000	$ 3,329,000
Income taxes	**$ 73,144,000**	$ 105,811,000	$ 107,277,000

In 2005, the Company assumed a mortgage note payable of $11,250,000 in connection with the acquisition of an office building in Florida.

SHARE-BASED COMPENSATION

Prior to January 1, 2006, the Company accounted for share-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under that method, when options are granted with a strike price equal to or greater than market price on the date of issuance, there is no impact on earnings either on the date of the grant or thereafter, absent modification to the options. Accordingly, the Company recognized no share-based compensation expense in periods prior to January 1, 2006.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), using the modified prospective transition method and therefore has not restated results from prior periods. Under this transition method, share-based compensation expense for 2006 includes compensation expense for all share-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Share-based compensation expense for all share-based payment awards granted or modified on or after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is the option vesting term of generally five years, for only those shares expected to vest. The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the grant-date assumptions and weighted-average fair values.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48"). This Interpretation provides guidance on financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return related to uncertainties in income taxes. The Interpretation prescribes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. For a tax position that meets the recognition threshold, the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement is recognized in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 becomes effective January 1, 2007 for the Company. The adoption of FIN No. 48 will not have a material impact on the consolidated financial statements of the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides a single definition of and framework for measuring fair value, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of adopting SFAS No. 157 on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108") in order to eliminate the diversity of practice in the process by which misstatements are quantified for purposes of assessing materiality on the financial statements. SAB 108 establishes a single quantification framework wherein the significance measurement is based on the effects of the misstatements on each of the financial statements as well as the related financial statement disclosures. If a company's existing methods for assessing the materiality of misstatements are not in compliance with the provisions of SAB 108, the initial application of the provisions may be adopted by restating prior period financial statements under certain circumstances or otherwise by recording the cumulative effect of initially applying the provisions of SAB 108 as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The provisions of SAB 108 must be applied no later than the annual financial statements issued for the first fiscal year ending after November 15, 2006. The Company's adoption of SAB 108 did not have an effect on its results of operations or financial position.

In October 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides accounting guidance for deferred policy acquisition costs associated with internal replacements of insurance and investment contracts other than those already described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. The provisions of SOP 05-1 are effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of SOP 05-1 on its results of operations and financial position. The Company does not expect the impact of the adoption to have a material effect on its results of operations or financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140" (" SFAS No. 155"). The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after the beginning of the first fiscal year after September 15, 2006. SFAS No. 155 amends the accounting for hybrid financial instruments and eliminates the exclusion of beneficial interests in securitized financial assets from the guidance under SFAS 133. It also eliminates the prohibition on the type of derivative instruments that qualified special purpose entities may hold under SFAS No. 140. Furthermore, SFAS No. 155 clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. The Company is currently assessing the impact of adopting SFAS No. 155 on its consolidated financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year balances to conform to the current year presentation.

Note 2. Investments and Investment Income

A summary of net investment income is shown in the following table:

	Year ended December 31,		
Amounts in thousands	**2006**	2005	2004
Interest and dividends on fixed maturities	**$ 130,339**	$ 100,403	$ 95,340
Dividends on equity securities	**8,152**	10,149	10,963
Interest on short-term cash investments	**15,557**	13,827	4,796
Total investment income	**154,048**	124,379	111,099
Investment expense	**2,949**	1,797	1,418
Net investment income	**$ 151,099**	$ 122,582	$ 109,681

A summary of net realized investment gains (losses) is as follows:

	Year ended December 31,		
Amounts in thousands	**2006**	2005	2004
Net realized investment gains (losses):			
Fixed maturities	$ **(3,611)**	$ (280)	$ (82)
Equity securities	**19,047**	16,440	25,147
	$ **15,436**	$ 16,160	$ 25,065

Gross gains and losses realized on the sales of investments (excluding calls and other-than-temporarily impaired securities) are shown below:

	Year ended December 31,		
Amounts in thousands	**2006**	2005	2004
Fixed maturities available for sale:			
Gross realized gains	$ **541**	$ 604	$ 474
Gross realized losses	**(3,778)**	(1,539)	(1,316)
Net	$ **(3,237)**	$ (935)	$ (842)
Equity securities available for sale:			
Gross realized gains	$ **30,990**	$ 26,799	$ 29,863
Gross realized losses	**(10,955)**	(8,330)	(4,259)
Net	$ **20,035**	$ 18,469	$ 25,604

A summary of the net increase (decrease) in unrealized investment gains and losses less applicable income tax expense (benefit) is as follows:

	Year ended December 31,		
Amounts in thousands	**2006**	2005	2004
Net increase (decrease) in net unrealized investment gains and losses:			
Fixed maturities available for sale	$ **(4,538)**	$ (28,546)	$ (8,869)
Income tax benefit	**(1,589)**	(9,990)	(3,104)
	$ **(2,949)**	$ (18,556)	$ (5,765)
Equity securities	$ **9,311**	$ 6,988	$ 2,530
Income tax expense	**3,259**	2,432	876
	$ **6,052**	$ 4,556	$ 1,654

Notes to Consolidated Financial Statements

Accumulated unrealized gains and losses on securities available for sale are as follows:

Amounts in thousands	December 31, 2006	2005
Fixed maturities available for sale:		
Unrealized gains	$ 63,705	$ 66,421
Unrealized losses	(16,433)	(14,611)
Tax effect	(16,545)	(18,134)
	$ 30,727	$ 33,676
Equity securities available for sale:		
Unrealized gains	$ 65,709	$ 56,041
Unrealized losses	(5,837)	(5,467)
Tax effect	(20,947)	(17,701)
	$ 38,925	$ 32,873

The amortized costs and estimated market values of investments in fixed maturities available-for-sale as of December 31, 2006 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 133,733	$ 36	$ 1,292	$ 132,477
Obligations of states and political subdivisions	2,282,877	59,780	6,695	2,335,962
Mortgage-backed securities	273,420	1,179	2,866	271,733
Corporate securities	157,893	2,709	5,553	155,049
Redeemable preferred stock	3,792	1	27	3,766
Totals	$ 2,851,715	$ 63,705	$ 16,433	$ 2,898,987

The amortized costs and estimated market values of investments in fixed maturities available-for-sale as of December 31, 2005 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 201,456	$ 82	$ 2,102	$ 199,436
Obligations of states and political subdivisions	2,042,289	63,158	6,636	2,098,811
Mortgage-backed securities	206,248	312	3,207	203,353
Corporate securities	139,275	2,827	2,657	139,445
Redeemable preferred stock	4,477	42	9	4,510
Totals	$ 2,593,745	$ 66,421	$ 14,611	$ 2,645,555

The Company monitors its investments closely. If an unrealized loss is determined to be other than temporary, it is written off as a realized loss through the consolidated statements of income. The Company's assessment of other-than-temporary impairments is security-specific as of the balance sheet date and considers various factors including the length of time and the extent to which the fair value has been lower than the cost, the financial condition and the near term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, and the Company's intent to hold the securities until they mature or recover their value. The Company recognized $2.0 million and $2.2 million in realized losses as other-than-temporary declines to its investment securities during 2006 and 2005, respectively.

The following table illustrates the gross unrealized losses included in the Company's investment portfolio and the fair value of those securities, aggregated by investment category. The table also illustrates the length of time that they have been in a continuous unrealized loss position as of December 31, 2006.

	Less than 12 months		12 months or more		Total	
Amounts in thousands	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury Securities and obligations of U.S. government corporations and agencies	$ 127	$ 34,167	$ 1,165	$ 84,517	$ 1,292	$ 118,684
Obligations of states and political subdivisions	3,140	436,060	3,555	181,190	6,695	617,250
Corporate securities	927	39,263	4,626	61,136	5,553	100,399
Mortgage-backed securities	1,043	83,784	1,823	70,457	2,866	154,241
Redeemable preferred stock	27	2,772	–	–	27	2,772
Subtotal, debt securities	5,264	596,046	11,169	397,300	16,433	993,346
Equity securities	5,153	48,653	684	15,323	5,837	63,976
Total temporarily impaired securities	$ 10,417	$ 644,699	$ 11,853	$ 412,623	$ 22,270	$ 1,057,322

At December 31, 2006, the Company had a net unrealized gain on all investments of $107.4 million before income taxes, which is comprised of unrealized gains of $129.7 million offset by unrealized losses of $22.3 million. Unrealized losses represent 0.7% of total investments at amortized cost. The Company's investment portfolio includes approximately 554 securities in a gross unrealized loss position. Of these unrealized losses, approximately $16.5 million relate to fixed maturity investments and the remaining $5.8 million relate to equity securities. Approximately $21.6 million of the unrealized losses are represented by a large number of individual securities with unrealized losses of less than 20% of each security's amortized cost. The remaining $0.7 million represents unrealized losses that exceed 20% of amortized costs.

Based upon the Company's analysis of the securities, which includes consideration of the status of debt servicing for fixed maturities and third party analyst estimates for the equity securities, and the Company's intent and ability to hold the securities until they mature or recover their costs, the Company has concluded that the gross unrealized losses of $22.3 million at December 31, 2006 were temporary in nature. However, facts and circumstances may change which could result in a decline in market value considered to be other-than-temporary.

Notes to Consolidated Financial Statements

The following table illustrates the gross unrealized losses included in the Company's investment portfolio and the fair value of those securities, aggregated by investment category. The table also illustrates the length of time that they have been in a continuous unrealized loss position as of December 31, 2005.

	Less than 12 months		12 months or more		Total	
Amounts in thousands	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury Securities and obligations of U.S. government corporations and agencies	$ 1,315	$ 147,544	$ 787	$ 48,434	$ 2,102	$ 195,978
Obligations of states and political subdivisions	3,434	522,566	3,202	92,349	6,636	614,915
Corporate securities	1,670	111,734	1,537	46,929	3,207	158,663
Mortgage-backed securities	1,868	77,425	789	26,525	2,657	103,950
Redeemable preferred stock	–	–	9	1,187	9	1,187
Subtotal, debt securities	8,287	859,269	6,324	215,424	14,611	1,074,693
Equity securities	4,888	171,816	579	8,623	5,467	180,439
Total temporarily impaired securities	$ 13,175	$ 1,031,085	$ 6,903	$ 224,047	$ 20,078	$ 1,255,132

Unrealized losses that have been in continuous unrealized loss position over 12 months amounted to 0.34% of the total investment market value at December 31, 2006 compared to 0.21% at December 31, 2005. The slight increase is largely due to a decrease in market values of fixed maturity securities as a result of an increase in market interest rates.

At December 31, 2006, bond holdings rated below investment grade were 1.3% of total investments at cost. The average rating of the bond portfolio was AA, investment grade. The amortized cost and estimated market value of fixed maturities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amounts in thousands	Amortized Cost	Estimated Market Value
Fixed maturities available for sale:		
Due in one year or less	**$ 62,424**	**$ 62,435**
Due after one year through five years	**241,767**	**243,252**
Due after five years through ten years	**754,995**	**769,868**
Due after ten years	**1,519,109**	**1,551,699**
Mortgage-backed securities	**273,420**	**271,733**
	$ 2,851,715	**$ 2,898,987**

Note 3. Fixed Assets

A summary of fixed assets follows:

Amounts in thousands	December 31, 2006	2005
Land	$ **15,848**	$ 14,502
Buildings	**87,529**	81,939
Furniture and equipment	**110,159**	93,198
Capitalized software	**52,361**	46,894
Leasehold improvements	**4,211**	2,636
	270,108	239,169
Less accumulated depreciation	**(117,848)**	(102,390)
Net fixed assets	$ **152,260**	$ 136,779

Depreciation expense, including amortization of leasehold improvements was $24.3 million, $18.8 million, and $16.2 million during 2006, 2005 and 2004, respectively.

Note 4. Deferred Policy Acquisition Costs

Policy acquisition costs incurred and amortized are as follows:

Amounts in thousands	Year ended December 31, 2006	2005	2004
Balance, beginning of year	$ **197,943**	$ 174,840	$ 146,951
Costs deferred during the year	**660,785**	642,018	590,442
Amortization charged to expense	**(648,945)**	(618,915)	(562,553)
Balance, end of year	$ **209,783**	$ 197,943	$ 174,840

Note 5. Notes Payable

Notes Payable consists of the following:

Amounts in thousands	December 31, 2006	2005
Unsecured senior notes	$ **130,304**	$ 132,290
Mortgage note	**11,250**	11,250
	$ **141,554**	$ 143,540

Notes to Consolidated Financial Statements

On August 7, 2001, the Company issued $125 million of senior notes payable under a $300 million shelf registration filed with the Securities and Exchange Commission in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon rate payable on February 15 and August 15 each year. The notes mature on August 15, 2011. The Company incurred debt issuance costs of approximately $1.3 million, inclusive of underwriter's fees. These costs are deferred and then amortized as a component of interest expense over the term of the notes. The notes were issued at a slight discount of 99.723%, resulting in the effective annualized interest rate including debt issuance costs of approximately 7.44%.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap agreement terminates on August 15, 2011 and includes an early termination option exercisable by either party on the fifth anniversary or each subsequent anniversary by providing sufficient notice, as defined. The swap reduced interest expense in 2004, 2005 and 2006, but does expose the Company to higher interest expense in future periods if LIBOR rates increase. The effective annualized interest rate was 6.6% and 5.3% in 2006 and 2005, respectively. The swap is designated as a fair value hedge and qualifies for the "shortcut method" under SFAS No. 133, because the hedge is deemed to have no ineffectiveness. The fair value of the interest rate swap was $5,496,000 and $7,516,000 at December 31, 2006 and 2005, respectively, and has been recorded in other assets in the consolidated balance sheets with a corresponding increase to notes payable. The interest rate swap was determined to be highly effective and no amount of ineffectiveness was recorded in earnings during 2006 and 2005.

In January 2005, as part of the acquisition of an office building in St. Petersburg, Florida, the Company assumed a secured promissory note in the amount of $11,250,000. Under the terms of the note, interest only is payable quarterly at a rate of LIBOR plus 1.75%. The terms of the note also contain restrictions on prepayment which include penalties for partial or complete prepayment. The note matures on August 1, 2008, at which time the principal and any outstanding interest is due and payable.

The aggregated maturities for notes payable are as follows:

Year	Maturity
2007	$ 0
2008	$ 11,250,000
2009	$ 0
2010	$ 0
Thereafter	$ 125,000,000

Note 6. Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return. The provision for income tax expense (benefit) consists of the following components:

Amounts in thousands	2006	2005	2004
		Year ended December 31,	
Federal			
Current	$ **80,069**	$ 82,509	$ 101,259
Deferred	**(7,169)**	13,520	9,916
	$ **72,900**	$ 96,029	$ 111,175
State			
Current	$ **23,039**	$ 2,463	$ 5,257
Deferred	**1,653**	888	5,203
	$ **24,692**	$ 3,351	$ 10,460
Total			
Current	$ **103,108**	$ 84,972	$ 106,516
Deferred	**(5,516)**	14,408	15,119
Total	$ **97,592**	$ 99,380	$ 121,635

The income tax provision reflected in the consolidated statements of income is less than the expected federal income tax on income before income taxes as shown in the table below:

Amounts in thousands	2006	2005	2004
		Year ended December 31,	
Computed tax expense at 35%	$ **109,343**	$ 123,424	$ 142,745
Tax-exempt interest income	**(33,325)**	(28,187)	(26,288)
Dividends received deduction	**(1,902)**	(2,333)	(2,509)
Reduction of losses incurred deduction for 15% of income on securities purchased after August 7, 1986	**5,245**	4,474	4,193
Other, net	**18,231**	2,002	3,494
Income tax expense	$ **97,592**	$ 99,380	$ 121,635

Notes to Consolidated Financial Statements

The temporary differences that give rise to a significant portion of the deferred tax asset (liability) relate to the following:

Amounts in thousands	December 31, 2006	2005
Deferred tax assets		
20% of net unearned premium	$ **68,975**	$ 67,579
Discounting of loss reserves and salvage and subrogation recoverable for tax purposes	**17,812**	14,578
Write-down of impaired investments	**4,757**	4,683
Other deferred tax assets	**3,478**	2,553
Total gross deferred tax assets	**95,022**	89,393
Deferred tax liabilities		
Deferred acquisition costs	**(73,424)**	(69,280)
Tax liability on net unrealized gain on securities carried at market value	**(37,492)**	(35,824)
Tax depreciation in excess of book depreciation	**(10,967)**	(13,045)
Accretion on bonds	**(914)**	(315)
Undistributed earnings of insurance subsidiaries	**(4,510)**	(3,606)
Other deferred tax liabilities	**(1,323)**	(4,779)
Total gross deferred tax liabilities	**(128,630)**	(126,849)
Net deferred tax liabilities	$ **(33,608)**	$ (37,456)

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized.

On March 28, 2006, the California State Board of Equalization ("SBE") upheld Notices of Proposed Assessments issued against the Company for tax years 1993 through 1996 in which the Franchise Tax Board ("FTB") disallowed a portion of the Company's expenses related to management services provided to its insurance company subsidiaries on grounds that such expenses were allocable to the Company's tax-deductible dividends from such subsidiaries. The SBE decision resulted in a smaller disallowance of the Company's interest expense deductions than was proposed by the FTB in those years. As a result of this ruling, the Company recorded an income tax charge (including penalties and interest) of approximately $15 million, after federal tax benefit, in the first quarter of 2006. The Company believes that the deduction of the expenses related to management services provided to its insurance company subsidiaries is appropriate and intends to challenge the SBE decision in Superior Court.

The California FTB has audited the 1997 through 2004 tax returns and accepted the 1997 through 2000 returns to be correct as filed. The Company has not received examination results for the 2003 tax return. For the 2001, 2002, and 2004 tax returns, the FTB has taken exception to the state apportionment factors used by the Company. Specifically, the FTB has asserted that payroll and property factors from Mercury Insurance Services, LLC, a subsidiary of Mercury Casualty Company that is excluded from the Mercury General California Franchise tax return, should be included in the California apportionment factors. In addition, for the 2004 tax return, the FTB has asserted that a portion of management fee expenses paid by Mercury Insurance Services, LLC should be disallowed. Based on these assertions, the FTB issued notices of proposed tax assessments in January 2006 for the 2001 and 2002 tax years and in October 2006 for the 2004 tax year totaling approximately $5 million. The Company strongly disagrees with the position taken by the FTB and plans to formally appeal the assessments before the SBE. An unfavorable ruling against the Company may have a material impact on the Company's results of operations in the period of such ruling. Management believes that the issue will ultimately be resolved in favor of the Company. However, there can be no assurance that the Company will prevail on this matter.

Note 7. Reserves for Losses and Loss Adjustment Expenses

Activity in the reserves for losses and loss adjustment expenses is summarized as follows:

	Year ended December 31,		
Amounts in thousands	**2006**	2005	2004
Gross reserves for losses and loss adjustment expenses at beginning of year	**$ 1,022,603**	$ 900,744	$ 797,927
Less reinsurance recoverable	**(16,969)**	(14,137)	(11,771)
Net reserves, beginning of year	**1,005,634**	886,607	786,156
Incurred losses and loss adjustment expenses related to:			
Current year	**2,000,357**	1,909,453	1,640,197
Prior years	**21,289**	(46,517)	(57,943)
Total incurred losses and loss adjustment expenses	**2,021,646**	1,862,936	1,582,254
Loss and loss adjustment expense payments related to:			
Current year	**1,311,982**	1,218,784	1,020,154
Prior years	**632,905**	525,125	461,649
Total payments	**1,944,887**	1,743,909	1,481,803
Net reserves for losses and loss adjustment expenses at end of year	**1,082,393**	1,005,634	886,607
Reinsurance recoverable	**6,429**	16,969	14,137
Gross reserves, end of year	**$ 1,088,822**	$ 1,022,603	$ 900,744

The increase in the provision for insured events of prior years in 2006 relates largely to the unexpected development of several large extra-contractual claims in the state of Florida and increases in reserve estimates for the bodily injury and personal injury protection coverages in New Jersey.

The decrease in the provision for insured events of prior years in 2005 and 2004 relates largely to a decrease in the estimated inflation rates on earlier accident years on bodily injury coverage for California automobile insurance. During 2005, the state of Florida was struck by several hurricanes. The pre-tax loss resulting from these hurricanes was approximately $27 million. This compares with pre-tax loss of approximately $22 million incurred from hurricanes in 2004.

Notes to Consolidated Financial Statements

Note 8. Shareholder Dividends and Dividend Restrictions

The following table summarizes shareholder dividends paid in total and per-share:

	2006	2005	2004
Total paid	**$ 104,960,000**	$ 93,867,000	$ 80,632,000
Per-share	**$ 1.92**	$ 1.72	$ 1.48

The Insurance Companies are subject to the financial capacity guidelines established by their domiciliary states. The payment of dividends from statutory unassigned surplus of the Insurance Companies is restricted, subject to certain statutory limitations. For 2007, the direct insurance subsidiaries of the Company are permitted to pay approximately $247 million in dividends to the Company without the prior approval of the Department of Insurance ("DOI") of the states of domicile. The above statutory regulations may have the effect of indirectly limiting the ability of the Company to pay shareholder dividends. During 2006 and 2005, the Insurance Companies paid dividends to Mercury General Corporation of $168.0 million and $134.0 million, respectively.

Note 9. Statutory Balances and Accounting Practices

The Insurance Companies prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various state insurance departments. Prescribed statutory accounting practices include primarily those published as statements of Statutory Accounting Principles by the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 2006, there were no material permitted statutory accounting practices utilized by the Insurance Companies.

The Insurance Companies' statutory net income, as reported to regulatory authorities, was $238.1 million, $253.8 million and $270.5 million for 2006, 2005 and 2004, respectively. The statutory policyholders' surplus of the Insurance Companies, as reported to regulatory authorities was $1,579.2 million and $1,487.6 million as of December 31, 2006 and 2005 respectively.

Note 10. Commitments and Contingencies

LEASES

The Company is obligated under various noncancellable lease agreements providing for office space and equipment rental that expire at various dates through the year 2012. For leases that contain predetermined escalations of the minimum rentals, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred rent in other liabilities. This liability amounted to approximately $1,000,000 and $1,000,000 at December 31, 2006 and 2005, respectively. Total rent expense under these lease agreements was $8,292,000, $7,175,000 and $6,921,000 for 2006, 2005 and 2004, respectively.

The annual rental commitments, expressed in thousands, are shown as follows:

Year	Rent Expense
2007	$ 8,372
2008	6,320
2009	4,292
2010	3,041
2011	1,531
Thereafter	114

LITIGATION

The Company is, from time to time, named as a defendant in various lawsuits relating to its insurance business. In most of these actions, plaintiffs assert claims for punitive damages, which are not insurable under judicial decisions. The Company has established reserves for lawsuits in cases where the Company is able to estimate its potential exposure and it is probable that the court will rule against the Company. The Company vigorously defends actions against it, unless a reasonable settlement appears appropriate. An unfavorable ruling against the Company in the actions currently pending may have a material impact on the Company's results of operations in the period of such ruling, however, it is not expected to be material to the Company's financial condition.

Sam Donabedian, individually and on behalf of those similarly situated v. Mercury Insurance Company, et al., was originally filed on April 20, 2001 in the Los Angeles Superior Court, asserting, among other things, a claim that the Company's calculation of persistency discounts to determine premiums is an unfair business practice, a violation of the California Consumer Legal Remedies Act ("CLRA") and a breach of the covenant of good faith and fair dealing. The Company originally prevailed on a Demurrer to the Complaint and the case was dismissed; however, the California Court of Appeal reversed the trial court's ruling, deciding that the California Insurance Commissioner does not have the exclusive right to review the calculation of insurance rates/premiums. After filing two additional pleadings, on June 28, 2005, the Plaintiff filed a Fourth Amended Complaint asserting claims for violation of California Business & Professions Code Section 17200 and breach of the covenant of good faith and fair dealing (the CLRA claim previously had been dismissed with prejudice). Plaintiff again sought injunctive relief, unspecified restitution and monetary damages as well as punitive damages and attorneys' fees and costs. Without leave of court, the Plaintiff also attempted to state claims for breach of contract and fraud. The Company filed a Demurrer and Motion to Strike certain portions of the Plaintiff's Fourth Amended Complaint. Following a hearing on September 19, 2005, the Court took the matter under submission. While the motions were under submission, counsel for the Plaintiff asked Mercury to engage in settlement discussions. The Court agreed to stay the matter and counsel for the Plaintiff and the Company met on several occasions to seek resolution, but none was reached.

Notes to Consolidated Financial Statements

Additionally, over the Company's objection, on May 9, 2005, the trial court permitted The Foundation for Taxpayer and Consumer Rights ("FTCR") to file a Complaint in Intervention to allege that the Company's calculation of persistency discounts constitutes a violation of insurance Code Section 1861.02(a) and (c). Following a ruling by the Court of Appeal in another case which found that there is no private right of action to allege violations of Section 1861.02, the Company brought a motion for judgment on the pleadings to have FTCR's Complaint in Intervention dismissed. That motion was heard on April 28, 2006. Subsequent to the hearing, FTCR filed an amended complaint in intervention, and Mercury again filed a motion for judgment on the pleadings, which the Court denied at a hearing on July 31, 2006. In view of the then on-going settlement discussions with the Plaintiff, the Company did not seek further appellate review of the Court's ruling, but is now contemplating whether to challenge FTCR's participation in the case since the class settlement was not approved.

During the fall of 2005, counsel for the Plaintiff and the Company met on several occasions in an effort to resolve the case. FTCR was not invited to participate in these discussions. When Plaintiff and the Company were not able to reach a resolution, the Court ordered the parties to a settlement conference before another judge. On August 1, 2006, following three settlement conferences, the Company and the Plaintiff reached a preliminary settlement which was subject to completion of the class approval process and was also subject to objections and review by the Court. Prior to the hearing scheduled for October 30, 2006, the FTCR filed objections to the proposed settlement. Also, shortly before the hearing, the California DOI filed a letter with the Court contending that the terms of the settlement, which provided for a coupon to class members to be used toward the purchase of "new," not renewal business, constituted a "discount" of insurance rates and thus would be subject to the California DOI's approval. Following several delays and further briefing by the parties, at a hearing on February 5, 2007, the Court declined to give preliminary approval to the proposed settlement. Accordingly, upon the Company's request, the tentative ruling on the Company's demurrer and motion to strike was unsealed. The Court sustained the Company's demurrer to all but the Section 17200 claim, as well as a claim for alleged violation of Insurance Code Section 1861.02 which Plaintiff's counsel now has indicated will be voluntarily dismissed. The Court also granted the Company's request to strike the punitive damage claim. It is expected that the Court will establish a schedule for discovery and briefing on the issue of administrative estoppel (that is whether the Company's conduct was protected and/or reasonable since the persistency discount was part of a rate filing plan approved by the California DOI). The parties have agreed to litigate this issue first.

While the ultimate outcome of this case cannot be anticipated at this time, the Company will continue to vigorously defend this case.

In *Marissa Goodman, on her own behalf and on behalf of all others similarly situated v. Mercury Insurance Company* (Los Angeles Superior Court), filed June 16, 2002, the Plaintiff is challenging the Company's use of certain automated database vendors to assist in valuing claims for medical payments. The Plaintiff filed a motion seeking class action certification to include all of the Company's insureds from 1998 to the present who presented a medical payments claim, had the claim reduced using the computer program and whose claim did not reach the policy limits for medical payments. On January 11, 2007, the Court certified the requested class and scheduled a case management conference to discuss notifying class members. The Plaintiff alleges that these automated databases systematically undervalue medical payment claims to the detriment of insureds. The Plaintiff is seeking unspecified actual and punitive damages. Similar lawsuits have been filed against other insurance carriers in the industry. The case has been coordinated with two other similar cases, and also with ten other cases relating to total loss claims. The Court denied the Company's Motion for Summary Judgment holding that there is an issue of fact as to whether Ms. Goodman sustained any damages as a result of the Company's handling of her medical payments claim. The original trial date has been vacated by the Court and not rescheduled. The Company is not able to evaluate the likelihood of an unfavorable outcome or to estimate a range of potential loss in the event of an unfavorable outcome at the present time. The Company intends to vigorously defend this lawsuit jointly with the other defendants in the coordinated proceedings.

Robert Dolan, et al. v. Mercury Insurance Company, et al., is a collective action claim filed in April of 2006, in the United States District Court for the Middle District of Florida. The plaintiffs, former automobile policy field adjusters, claim that they and the members of the class they seek to represent were denied overtime compensation in violation of the federal Fair Labor Standards Act. The plaintiffs are seeking certification of a nationwide class of field adjusters for a period of three years preceding the filing of the action, and recovery of allegedly unpaid overtime compensation, liquidated damages, and attorneys' fees and costs. The Court has granted conditional certification for notice purposes. In February 2007, the Company and the Plaintiff reached a preliminary settlement which is subject to review and approval by the Court. The ultimate outcome of this case cannot be anticipated at this time and the Company cannot determine if the settlement will be approved by the Court or the potential impact of the settlement or the case, if the settlement is not approved, on the Company's financial results.

The Company is also involved in proceedings relating to assessments and rulings made by the California Franchise Tax Board. See Note 6 of Notes to Consolidated Financial Statements.

Note 11. Profit Sharing Plan

The Company, at the option of the Board of Directors, may make annual contributions to an employee Profit Sharing Plan (the "Plan"). The contributions are not to exceed the greater of the Company's net income for the plan year or its retained earnings at that date. In addition, the annual contributions may not exceed an amount equal to 15% of the compensation paid or accrued during the year to all participants under the Plan. The annual contribution was $1,900,000, $1,850,000 and $1,700,000 for 2006, 2005 and 2004, respectively.

The Plan includes an option for employees to make salary deferrals under Section 401(k) of the Internal Revenue Code. Company matching contributions, at a rate set by the Board of Directors, totaled $4,512,000, $3,861,000 and $2,841,000 for 2006, 2005 and 2004, respectively.

The Plan also includes an employee stock ownership plan ("ESOP") that covers substantially all employees. The Board of Directors authorized the Plan to purchase $1.2 million of the Company's common stock in the open market for allocation to the Plan participants. The Company recognized $1,200,000, $1,100,000 and $1,000,000 as compensation expense in 2006, 2005 and 2004, respectively.

Note 12. Share-Based Compensation

In May 1995, the Company adopted the 1995 Equity Participation Plan (the "1995 Plan") which succeeded a prior plan. In May 2005, the Company adopted the 2005 Equity Incentive Award Plan (the "2005 Plan") which succeeds the 1995 Plan. Share-based compensation awards may only be granted under the 2005 Plan. A combined total of 5,400,000 shares of Common Stock under the 1995 Plan and the 2005 Plan are authorized for issuance upon exercise of options, stock appreciation rights and other awards, or upon vesting of restricted or deferred stock awards. The maximum number of shares that may be issued under the 2005 Plan is 5,400,000. As of December 31, 2006, only options and restricted stock awards have been granted under these plans. Options granted for which the Company has recognized share-based compensation expense generally become exercisable 20% per year beginning one year from the date granted, are granted at the market price on the date of grant, and expire after 10 years.

Notes to Consolidated Financial Statements

On May 5, 2006, the Company's Compensation Committee approved the grant of 17,385 shares of restricted stock under the 2005 Plan. The restricted stock was to vest in four equal installments of 25% on the first four anniversaries of the grant date. All of the 17,385 shares of the restricted stock were cancelled as of October 30, 2006 following the resignation of the Company's officer who received the award.

The effect of adopting SFAS No. 123R on the Company's consolidated financial statements in 2006 is as follows:

Share-based compensation expense	**$ 885,000**
Tax benefit	**(260,000)**
Net decrease in net income	**$ 625,000**
Effect on:	
Basic earnings per common share	**$ (0.01)**
Diluted earnings per common share	**$ (0.01)**
Effect on:	
Cash flows from operating activities	**$ (505,000)**
Cash flows from financing activities	**$ 505,000**

No share-based compensation was recognized in 2005 and 2004, however, the following table presents net income and earnings per common share as if the Company recognized share-based compensation using the fair-value-based method:

	2005	2004
Net income, as reported	$ 253,259,000	$ 286,208,000
Deduct: Total share-based compensation determined under fair-value-based method for all awards, net of tax	(599,000)	(543,000)
Pro forma net income	$ 252,660,000	$ 285,665,000
Earnings per common share:		
Basic – as reported	$ 4.64	$ 5.25
Basic – pro forma	$ 4.63	$ 5.24
Diluted – as reported	$ 4.63	$ 5.24
Diluted – pro forma	$ 4.62	$ 5.23

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits resulting from the exercise of stock options as cash provided by operating activities in the consolidated statements of cash flows. SFAS No.123R requires the cash flows resulting from excess tax benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as cash provided by financing activities.

Cash received from option exercises during 2006, 2005 and 2004 was $1,943,000, $2,394,000 and $2,188,000, respectively. The excess tax benefit realized during 2006 and the actual tax benefit realized during 2005 and 2004 for the tax deduction from option exercises of the share-based payment awards totaled $505,000, $503,000 and $565,000, respectively.

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following grant-date assumptions and weighted-average fair values:

	Year ended December 31,		
	2006	2005	2004
Weighted-average fair value of grants	**$ 10.62**	$ 12.98	$ 13.80
Expected volatility	**20.56%-24.22%**	26.44%-27.98%	29.36%-30.09%
Weighted-average expected volatility	**20.56%**	26.44%	29.36%
Risk-free interest rate	**4.54%-5.00%**	3.82%-4.31%	3.46%-3.97%
Dividend yield	**3.41%-3.74%**	2.87%-3.11%	2.47%-2.98%
Expected term in months	**72**	72	72

The risk free interest rate is determined based on U.S. Treasury yields with equivalent remaining terms in effect at the time of the grant. The expected volatility on the date of grant is calculated based on historical volatility over the expected term of the options. The expected term computation is based on historical exercise patterns and post-vesting termination behavior.

A summary of the stock option activity of the Company's plans for 2006 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in 000's)
Outstanding at January 1, 2006	**542,452**	**$ 42.33**		
Granted	**60,000**	**56.61**		
Exercised	**(64,200)**	**30.26**		
Cancelled or expired	**(71,200)**	**48.95**		
Outstanding at December 31, 2006	**467,052**	**$ 44.81**	**6.0**	**$ 4,235**
Vested or expected to vest at December 31, 2006	**467,052**	**$ 44.81**	**6.0**	**$ 4,235**
Exercisable at December 31, 2006	**290,352**	**$ 39.62**	**4.7**	**$ 3,889**

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by

Notes to Consolidated Financial Statements

the option holders had all options been exercised on December 31, 2006. The aggregate intrinsic value of stock options exercised during 2006, 2005 and 2004 was $3,604,000, $5,174,000 and $4,663,000, respectively. The total fair value of options vested during 2006, 2005 and 2004 was $886,000, $827,000 and $759,000, respectively.

The following table summarizes information regarding the stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$21.75 to 29.77	**50,352**	**3.4**	**$ 25.65**	**50,352**	**$ 25.65**
$31.22 to 58.83	**416,700**	**6.4**	**$ 47.12**	**240,000**	**$ 39.62**

As of December 31, 2006, $1,791,000 of total unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of 2.2 years.

Note 13. Earnings Per Share

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share calculation is presented below:

	2006			2005			2004		
	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount
Basic EPS									
Income available to common stockholders	**$ 214,817**	**54,651**	**$ 3.93**	$ 253,259	54,566	$ 4.64	$ 286,208	54,471	$ 5.25
Effect of dilutive securities:									
Options		**135**			151			162	
Diluted EPS									
Income available to common stockholders after assumed conversions	**$ 214,817**	**54,786**	**$ 3.92**	$ 253,259	54,717	$ 4.63	$ 286,208	54,633	$ 5.24

The diluted weighted shares excludes incremental shares of 107,000, 19,000 and 8,000 for 2006, 2005 and 2004, respectively. These shares are excluded due to their antidilutive effect.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mercury General Corporation:

We have audited the accompanying consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury General Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Mercury General Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

KPMG LLP
Los Angeles, California
February 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mercury General Corporation:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control over Financial Reporting*, that Mercury General Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mercury General Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Mercury General Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Mercury General Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Mercury General Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
Los Angeles, California
February 26, 2007

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting. The Company's process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies which may be identified during this process.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based upon its assessment, the Company's management believes that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on these criteria.

The Company's independent auditors have issued an audit report on management's assessment of the Company's internal control over financial reporting.

Corporate Certifications

The Company has included as Exhibit 31 to its 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and Chief Financial Officer regarding the Company's public disclosure. In addition, the Company has submitted to the New York Stock Exchange a certificate of its Chief Executive Officer certifying, without qualifications, that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

Market Information

Price Range of Common Stock

The Company's common stock is traded on the New York Stock Exchange (symbol: MCY). The following table shows the high and low sales prices per share in each quarter during the past two years as reported in the consolidated transaction reporting system.

Year ended December 31, 2006	High	Low
Fourth Quarter	**$ 56.53**	**$ 49.28**
Third Quarter	**$ 56.61**	**$ 48.75**
Second Quarter	**$ 58.89**	**$ 52.44**
First Quarter	**$ 59.90**	**$ 53.72**

Year ended December 31, 2005	High	Low
Fourth Quarter	$ 60.45	$ 56.87
Third Quarter	$ 60.45	$ 53.50
Second Quarter	$ 55.58	$ 51.16
First Quarter	$ 60.00	$ 51.80

Dividends

Since the public offering of its common stock in November 1985, the Company has paid regular quarterly dividends on its common stock. During 2006 and 2005, the Company paid dividends on its common stock of $1.92 per share and $1.72 per share, respectively. On February 2, 2007, the Board of Directors declared a $0.52 quarterly dividend payable on March 29, 2007 to shareholders of record on March 15, 2007.

The common stock dividend rate has increased at least once each year since dividends were initiated in January, 1986. For financial statement purposes, the Company records dividends on the declaration date. The Company expects to continue the payment of quarterly dividends; however, the continued payment and amount of cash dividends will depend upon, among other factors, the Company's operating results, overall financial condition, capital requirements and general business conditions.

As a holding company, Mercury General is largely dependent upon dividends from its subsidiaries to pay dividends to its shareholders. These subsidiaries are subject to state laws that restrict their ability to distribute dividends. For example, California state laws permit a casualty insurance company to pay dividends and advances within any 12-month period, without any prior regulatory approval, in an amount up to the greater of 10% of statutory earned surplus at the preceding December 31, or statutory net income for the calendar year preceding the date the dividend is paid. Under the state restrictions, the direct insurance subsidiaries of the Company may pay dividends to Mercury General during 2007 of up to approximately $247 million without prior regulatory approval. See "Note 8 of Notes to Consolidated Financial Statements."

Products by State

ARIZONA
- Private Passenger Automobile
  Mechanical Breakdown

CALIFORNIA
- Private Passenger Automobile
  Homeowners
  Commercial Automobile
  Commercial Packages
  Mechanical Breakdown
  Personal Umbrella

FLORIDA
- Private Passenger Automobile
  Homeowners
  Commercial Automobile
  Mechanical Breakdown

GEORGIA
- Private Passenger Automobile
  Homeowners
  Mechanical Breakdown
  Personal Umbrella

ILLINOIS
- Private Passenger Automobile
  Homeowners
  Mechanical Breakdown
  Personal Umbrella

MICHIGAN
- Private Passenger Automobile
  Mechanical Breakdown

NEVADA
- Private Passenger Automobile
  Mechanical Breakdown

NEW JERSEY
- Private Passenger Automobile
  Mechanical Breakdown

NEW YORK
- Private Passenger Automobile
  Homeowners
  Mechanical Breakdown

OKLAHOMA
- Private Passenger Automobile
  Homeowners
  Commercial Automobile
  Commercial Packages
  Mechanical Breakdown
  Personal Umbrella

PENNSYLVANIA
- Private Passenger Automobile
  Mechanical Breakdown

TEXAS
- Private Passenger Automobile
  Homeowners
  Commercial Automobile
  Mechanical Breakdown

VIRGINIA
- Private Passenger Automobile
  Mechanical Breakdown



Corporate Information

MERCURY GENERAL CORPORATION
Corporate Headquarters
4484 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 937-1060
Fax: (323) 857-7116

SUBSIDIARIES
Mercury Casualty Company
Mercury Insurance Company
Mercury Insurance Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury Insurance Company of Florida
Mercury Indemnity Company of America
Mercury National Insurance Company
California Automobile Insurance Company
California General Underwriters Insurance Company, Inc.
Concord Insurance Services, Inc.
Mercury Insurance Services LLC
Mercury County Mutual Insurance Company*
American Mercury Insurance Company
American Mercury Lloyds Insurance Company*
Mercury Select Management Company, Inc.
American Mercury MGA, Inc.
Mercury Group, Inc.

* Controlled by Mercury General Corporation

CORPORATE COUNSEL
Latham & Watkins LLP
Los Angeles, California

INDEPENDENT AUDITORS
KPMG LLP
Los Angeles, California

TRANSFER AGENT & REGISTRAR
The Bank of New York
(800) 524-4458
Address Shareholder Inquiries to:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286
email: shareowners@bankofny.com

SHAREHOLDER COMMUNICATIONS
For access to all news releases and other relevant Company information, visit the Mercury General Corporation website at www.mercuryinsurance.com. To request an investor package, please call (323) 857-7123.

ANNUAL MEETING
The Annual Meeting of the Shareholders of Mercury General Corporation will be held on May 9, 2007 at 10:00 a.m. at the Wilshire Plaza Hotel, 3515 Wilshire Boulevard, Los Angeles, California. There were approximately 182 holders of record on February 15, 2007.

SEC FORM 10-K
Additional copies of this report and an annual report filed with the Securities and Exchange Commission on Form 10-K are available without charge upon written request to the Chief Financial Officer of the Company at the corporate headquarters or on the website at www.mercuryinsurance.com.

Directors and Officers

BOARD OF DIRECTORS

George Joseph
Chairman of the Board

Nathan Bessin*
Senior Partner, J. Arthur Greenfield & Co., LLP
Certified Public Accountants

Bruce A. Bunner†
Retired President, Financial Structures Ltd.

Michael D. Curtius
Executive Consultant

Richard E. Grayson†
Retired Senior Vice President, Union Bank

Charles E. McClung
Chairman, McClung Insurance Agency, Inc.

Donald P. Newell*
Senior Vice President, SCPIE Holdings, Inc.

Donald R. Spuehler*†
Retired Partner,
Law Firm of O'Melveny & Myers, LLP

Gabriel Tirador
President and Chief Executive Officer

* Member of Audit Committee and Nominating/Corporate Governance Committee
† Member of Compensation Committee

EXECUTIVE OFFICERS

George Joseph
Chairman of the Board

Gabriel Tirador
President and Chief Executive Officer

Bruce E. Norman
Senior Vice President - Marketing

Joanna Moore
Senior Vice President and Chief Claims Officer

Ronald Deep
Vice President - South East Region

Randy Farner
Vice President and Chief Information Officer

Christopher Graves
Vice President and Chief Investment Officer

Kenneth G. Kitzmiller
Vice President - Underwriting

Rick McCathron
Vice President - West Region

Theodore R. Stalick
Vice President and Chief Financial Officer

Charles Toney
Vice President and Chief Actuary

Kenneth Van Wagner
Vice President - North East Region

Judy A. Walters
Vice President - Corporate Affairs and Secretary

Concept and Design: CMg Design Inc., Pasadena CA | www.cmgdesign.com | Writing: Michele Feller

This Annual Report document includes Mercury General Corporation's financial statements and supporting data, management's discussion and analysis of financial condition and results of operations and quantitative and qualitative disclosures about market risks from the Company's Form 10-K filed with the Securities and Exchange Commission. This information is an integral part of this Annual Report and has been bound separately. This Annual Report is incomplete without this information.

END